Contrarian.
Innovative.
Aligned.



Sprott

2023 Annual Report

Table of Contents



Whitney George
Chief Executive Officer

"We have a strong pipeline of new products and a growing reputation as a trusted partner in our areas of specialization."

Letter From Our CEO

Dear Fellow Shareholders,

We are pleased to report that during 2023, Sprott's Assets Under Management ("AUM") increased by $5.3 billion (23%) to $28.7 billion. Much of this growth came late in the fourth quarter and is already positively contributing to our 2024 performance.

Net income for the fourth quarter was $9.7 million ($0.38 per share), up 32% from $7.3 million ($0.29 per share) for the quarter ended December 31, 2022. On a full-year basis, net income was $41.8 million ($1.66 per share), up 137% from $17.6 million ($0.70 per share) during the year ended December 31, 2022. Net income in the quarter benefited from higher average AUM across most of our exchange listed products and private strategies.

Adjusted base EBITDA was $18.8 million ($0.75 per share) in the quarter, up 4% from $18.1 million ($0.72 per share) for the quarter ended December 31, 2022. On a full-year basis, adjusted base EBITDA was $71.9 million ($2.85 per share), up 1 % from $71 million ($2.83 per share) in 2022.

While our fourth quarter results were up 4% year-over-year, our full year results were relatively flat at 1% due to management fee growth on higher average AUM being offset by lower commission income due to the sale of our former Canadian broker-dealer during the second quarter of the year and lower at-the-market originations of our uranium trust throughout 2023.

2023 Review

Our AUM growth in 2023 was mainly driven by strong uranium prices and inflows to our related exchange listed products. Since entering the uranium sector in 2021 with the launch of the Sprott Physical Uranium Trust and the subsequent addition of Sprott Uranium Miners ETF (URNM), the growth of our uranium franchise has been a great success for Sprott's clients and shareholders. We have since expanded this product suite by adding two additional uranium mining equities ETFs listed in North America and Europe. With uranium currently trading at 16-year highs, these strategies now account for approximately 28% of our total AUM. Our success in the uranium space has also had ancillary benefits. It has introduced us to a new global client base and greatly expanded our institutional client relationships. Our private strategies segment also contributed to our AUM growth during the year via two successful capital raises totaling approximately $0.7 billion. In 2023, we launched seven new ETFs in the U.S. and Europe. We also seeded a new actively-managed physical commodities strategy. Going forward, we will re-brand our Energy Transition offerings

as Critical Materials strategies. Given the demand growth for electricity in the developed world to power innovations like cloud computing, artificial intelligence and robotics, we expect any transition away from fossil fuels to take longer than expected to ensure clean, secure and affordable energy. Further, in the developing world, the desire for the basic appliances we take for granted will require decades of energy growth to be fulfilled. We do not believe that the case for critical materials will hinge on any one industry or geography. Any disappointments that might surface around electric vehicle adoption will have minimal impact on the demand for increasingly scarce mined materials.

Precious metals markets were relatively quiet in 2023. Gold ended the year 13% higher, performing its job as a safe haven asset and currency despite two liquidity-induced corrections in the spring and fall. Gold's performance was notable given high real interest rates, which are normally toxic for gold prices. Tellingly, 20% of the global oil trade in 2023 was conducted in currencies other than U.S. dollars – currencies increasingly backed by gold. Central banks purchased 4,500 tonnes of gold in 2023, close to the all-time record of 4,899 tonnes in 2022. The silver price was flat in 2023, while the Silver Institute reported higher demand and projected a third year of supply deficit.

Precious metals equities continue to lag the underlying metals, rendering them the cheapest they have ever been on a relative basis.

As discussed in previous letters, during the year we exited two non-core businesses to refocus the company to drive sustainable growth in our core asset management business. With this cleanup behind us, the Sprott team can now fully direct its energy and resources to our key growth areas.

As our AUM, product offerings and global client base grow, we remain committed to reinvesting in the business. In 2023, we added new sales, marketing and investment talent and reorganized our client relations team to support our continued growth.

Finally, during 2023, we paid down $30.2 million in debt and bought back 126,353 shares. We continue to hold significant co-investments in Sprott products and maintained our dividend at $1 per share.

2024 Outlook

Looking ahead, we expect 2024 to be a volatile year for investors. Last year we witnessed the start of another global conflict to add to the growing list. We are somewhat surprised by the complacent response of the financial markets thus far to rising geopolitical tensions. This will also be an election year in which new leaders will be chosen in 64 countries, plus the European Union, that represent nearly half of the world's population. Despite, or perhaps because of, these macroeconomic uncertainties, we are excited about our prospects. We have a strong pipeline of new products and a growing reputation as a trusted partner in our areas of specialization. We are welcoming many new clients who have just started to explore opportunities in critical materials and are now joining our loyal clients invested in our precious metals products. Finally, we have a focused team of employee shareholders who are eager to demonstrate the potential of our highly-scalable asset management platform.

Thank you for your continued support. We look forward to reporting to you on our progress in the quarters ahead.



Whitney George
Chief Executive Officer

Financial Highlights

Historical AUM Growth

in billions $


CAGR: 30%
7.8
9.3
17.4
20.4
23.4
28.7
Dec 31, 2018
Dec 31, 2019
Dec 31, 2020
Dec 31, 2021
Dec 31, 2022
Dec 31, 2023
Exchange listed products
Managed equities
Private strategies
Non-core AUM

Adjusted Base EBITDA

(1 and 5 year performance)

+1%

From December 31, 2022

2023: $71.9 million
(operating margin 57%)
2022: $71 million
(operating margin 57%)

+148%

From December 31, 2019

2023: $71.9 million
(operating margin 57%)
2019: $29 million
(operating margin 38%)

AUM Composition


$28.7B
Precious metals physical trusts & ETFs
53%
$15.3B
28%
$7.9B
Critical materials physical trust & ETFs
10%
$2.9B
Managed equities funds
9%
$2.6B
Private strategies funds

Historical Operating Margin Growth


57%
38%
2019
2020
2021
2022
2023

Historical Annual Shareholder Return


350
300
250
200
150
100
50
0
Dec 31, 2018
Dec 31, 2019
Dec 31, 2020
Dec 31, 2021
Dec 31, 2022
Dec 31, 2023
+103%
+71%
Sprott Inc.
S&P/TSX Composite Total Return

Business Overview


Sprott
Exchange Listed Products
Private Strategies
Managed Equities

Our reportable operating segments are as follows:

Exchange Listed Products

- The Company's closed-end physical trusts and exchange traded funds ("ETFs").

Managed Equities

- The Company's alternative investment strategies managed in-house and on a sub-advised basis.

Private Strategies

- The Company's lending and streaming activities which occur through limited partnership vehicles ("private strategies LPs").

Corporate

- Provides the Company's operating segments with capital, balance sheet management and other shared services.

All other segments

- Contains all non-reportable segments as per IFRS 8, Operating Segments ("IFRS 8"). Effective Q1 2023, the brokerage segment no longer met the definition of a reportable segment. Consequently, this segment is now included as part of "All other segments". See Note 14 of the annual financial statements for further details.

For a detailed account of the underlying principal subsidiaries within our reportable operating segments, refer to the Company's Annual Information Form and note 2 of the annual financial statements.



Purpose & Values

We aspire to be the leading global asset manager focused on precious metals and critical materials.

Our Purpose:

As contrarian investors with a long-term investment horizon, we remain both patient and persistent. We will continue to innovate to bring our clients the best possible investment products. We remain aligned with our partners (shareholders, clients, employees, and the communities wherein we operate) as significant shareholders of Sprott and meaningful co-investors in Sprott products. We are committed to the support and advancement of our people. We give back to communities we operate in both with our time and resources. At Sprott, we have a strong plan, but the flexibility to adjust where necessary. We share our success with our partners.



Our Values:

- We believe in partnership with our employees, clients, and our shareholders
- We are prepared to be contrarian
- We are innovative
- We are aligned
- We are patiently persistent

Leadership Team



From left to right *(first row)* – Heather Macleod, Chief Marketing Officer, Sprott Inc.; John Ciampaglia, CEO, Sprott Asset Management; Whitney George, CEO, Sprott Inc.
(second row) – Kevin Hibbert, CFO, Sprott Inc.; Ed Coyne, Head of Global Sales, Sprott Inc.; Arthur Einav, General Counsel, Sprott Inc.; Greg Caione, Head of Private Strategies, Sprott Inc.

Leadership Team continued



Samay Bhachech,
Managing Partner



Varinder Bhathal,
Managing Partner



Vishal Chhabra,
Managing Partner



Caroline Donally,
Managing Partner



Dan Elder,
Managing Partner



Douglas Groh,
Managing Partner



Jim Grosdanis,
Managing Partner



Michael Harrison,
Managing Partner



John Hathaway,
Managing Partner



Shree Kargutkar,
Managing Partner



Sarah-Jane Martin,
Managing Partner



Jason Mayer,
Managing Partner



Ryan McIntyre,
Managing Partner



Lara Misner,
Managing Partner



Narinder Nagra,
Managing Partner



Maria Smirnova,
Managing Partner



J'aime Spork,
Managing Partner



Andrew Stronach,
Managing Partner



Justin Tolman,
Managing Partner



Tom Ulrich,
Managing Partner



Robert Villaflor,
Managing Partner



Glen Williams,
Managing Partner

Board of Directors



"With our keen focus on precious metals and critical materials investments, we believe Sprott is well positioned to continue creating value for our shareholders and clients and we look forward to the year ahead."

Ron Dewhurst, Chairman



Graham Birch
Chair, Audit and Risk Management Committee
Independent Director



Barbara Connolly Keady
Chair, Governance, Sustainability and Nominating Committee
Independent Director



Catherine Raw
Chair, Compensation Committee
Independent Director



Judith W. O'Connell
Independent Director



Whitney George
Chief Executive Officer
Non-independent Director

Image source: www.oceanhouseri.com

Environmental, Social, Governance Highlights

Sprott is committed to implementing ESG and sustainability considerations into both our investment management activities as well as our corporate operations. Our 2023 ESG accomplishments are noted below. Please see "Environmental, social, and governance policy" in the 2023 Annual Information Form for additional details regarding our commitment to ESG.

Environmental

- We completed our annual assessment of greenhouse gas emissions (GHG) associated with our offices in Canada and the United States and achieved carbon neutrality under the Carbonzero program after we sourced carbon offsets in the equivalent amount of our 2022 Scope 1 and Scope 2 GHGs.
- We continue to grow our suite of investment funds providing investors with exposure to materials essential for the generation, transmission and storage of cleaner energy. Our critical materials strategies now represent $7.9 billion or 28% of our total AUM as at December 31, 2023, up 12% from this time last year. These include the Sprott Physical Uranium Trust and Sprott Uranium Miners ETFs, investment vehicles focused on a form of energy generation that is one of the cleanest energy generation sources based on CO2 emissions(1), and a contributor to global decarbonization goals.
- This year, we launched the Sprott Copper Miners ESG Screened UCITS ETF, providing investors with a differentiated offering for the production of copper, a raw material that is essential in the transition to a less carbon-intensive economy and critical for the energy transition from fossil fuels to cleaner energy sources and technologies.

Social

- We continue to engage a leading, independent Diversity, Equity and Inclusion ("DEI") specialist to further refine and enhance our overall approach to DEI. In this context, we have established a multi-year DEI strategic plan to continue to promote and enhance DEI at Sprott. We have also formed a DEI Leadership Committee led by our employees and championed by senior leadership to ensure DEI initiatives are developed, monitored and maintained throughout the organization.
- Along with our mandatory company-wide training, in the current year, we completed an inaugural DEI survey which established a baseline of employee demographics and inclusion sentiments amongst our employees.
- In response to the Truth and Reconciliation Commission Calls to Action, we are proud to be the founding sponsor of First Nations STEM Futures Academy ("FNSFA"), which will expand the offerings of Indigenous Futures in Engineering that will be administered by a leading Canadian university. The mission of FNSFA is to extend and enrich STEM experiences throughout high school, targeting communities underrepresented in post-secondary STEM programs, and First Nations communities.
- Sprott continues to be a longstanding supporter of the UHN Foundation, one of the largest health care and medical research organizations in North America, and in 2023, our contributions supported the advancement of equity in health and wellness through research and education.
- Continued our support of various organizations in the communities we operate, that focus on the areas of health and wellness, DEI, and sustainability in the mining sector.

Governance

- We completed our second assessment under the Principles for Responsible Investment, continuing our incorporation of ESG factors into our investment ownership decisions.
- Added a new independent board member. Now 83% of our board members are independent and 50% of them are women.
- We continue to add depth to our annual board of directors and executive committee training program with additional CPD-accredited mandatory training modules, covering such topics as DEI, cyber security, and the role of effective committee chairs.
- We continue to comply with the terms and conditions of our sustainability linked credit facility which is based primarily on ESG performance metrics.
- Successfully completed our annual National Institute of Standards ("NIST") audit for 2023 and our cybersercurity framework continues to be classified as Tier 3, indicating that we have best practices in place.
- Our compensation practices continue to incorporate a mix of pay reflecting the objectives of our shareholders that management be compensated more towards variable at-risk pay (AIP) and long-term stock incentives (LTIP). Performance evaluation when determining compensation levels for senior managing partners is achieved via scorecards that not only incorporate quantitative measures such as net revenues, EBITDA and operating margins, but also key qualitative measures surrounding ESG, employee engagement, risk management etc.

1) Based on Greenhouse gas emissions factors from the Intergovernmental Panel on Climate Change AR5 (2014) and Pehl et al. (2017) in Nature

Management's Discussion and Analysis

Years ended December 31, 2023 and 2022

Forward looking statements

Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our strong pipeline of new products and a growing reputation as a trusted partner in our areas of specialization; (ii) the potential of our highly-scalable asset management platform; (iii) our positioning to benefit from a highly constructive operating environment for precious metals and critical materials in fiscal 2024; (iv) the eventual monetization of shares received on the realization of a previously unrecorded contingent asset from a historical acquisition; (vi) the potential contingent consideration owing on last year's acquisition of assets relating to the North Shore Global Uranium Mining ETF ("URNM") acquisition; and (vii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates and significant judgments". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company's investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company's annual information form dated February 20, 2024; and (xxviii) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the board of directors of the Company and will be established on the basis of the Company's earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis

This MD&A of financial condition and results of operations, dated February 20, 2024, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at December 31, 2023, compared with December 31, 2022, and the consolidated results of operations for the three and twelve months ended December 31, 2023, compared with the three and twelve months ended December 31, 2022. The board of directors of the Company approved this MD&A on February 20, 2024. All note references in this MD&A are to the notes to the Company's December 31, 2023 audited annual consolidated financial statements ("annual financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.

Presentation of financial information

The annual financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the annual financial statements. While the Company's source and presentation currency is the U.S. dollar, IFRS requires that the Company measure its foreign exchange gains and losses through its consolidated statements of operations and comprehensive income using the Canadian dollar as its functional currency. Accordingly, all dollar references in this MD&A are in U.S. dollars, however the translation gains and losses were measured using the Canadian dollar as the functional currency. The use of the term "prior period" refers to the three and twelve months ended December 31, 2022.

Key performance indicators and non-IFRS and other financial measures

The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures, please see page 15 of this MD&A.

Assets under management

Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts. Prior to the exit of our non-core asset management business domiciled in Korea ("Korea"), we divided our total AUM into two distinct categories: Core and Non-core. Core AUM arose from our IFRS reportable segments involved in asset management activities (exchange listed products segment, managed equities segment and the private strategies segment) and non-core AUM arose from IFRS non-reportable segments (primarily Korea).

Net inflows

Net inflows result in changes to AUM, and as such, have a direct impact on the revenues and earnings of the Company. They are described individually below:

At-the-market ("ATM") transactions and ETF unit creations

ATM transactions of our physical trusts and new 'creations' of ETF units are the primary manner in which inflows arise in our exchange listed products segment.

Net sales

Fund sales (net of redemptions) are the primary manner in which inflows arise in our managed equities segment.

Net capital calls

Capital calls, net of capital distributions ("net capital calls") are the primary manner in which inflows arise in our private strategies segment.

Other net inflows

Other net inflows include: (1) new AUM from fund launches; (2) fund acquisitions; and (3) lost AUM from fund closures. It is possible for committed capital in our private strategies to earn a commitment fee despite being uncalled, in which case, it will also be included in this category as AUM.

Net fees

Management fees, net of trailer, sub-advisor, fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.

Net commissions

Commissions, net of commission expenses (internal and external), arise from purchases and sales of uranium in our exchange listed products segment and transaction-based service offerings by our broker-dealers.

Net compensation

Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in this MD&A, and severance, new hire accruals and other which are non-recurring.

Total shareholder return

Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.

EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin

EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Operating margins are a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

Neither EBITDA, adjusted EBITDA, adjusted base EBITDA, or operating margin have a standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.

The following table outlines how our EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin measures are determined:

	3 months ended		12 months ended	
(in thousands $)	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Net income for the period	9,664	7,331	41,799	17,632
Adjustments:				
Interest expense	844	1,076	4,060	2,923
Provision for income taxes	1,159	2,372	8,492	7,447
Depreciation and amortization	658	710	2,843	3,355
EBITDA	12,325	11,489	57,194	31,357
Other adjustments:				
(Gain) loss on investments (1)	(2,808)	930	(1,375)	10,242
Amortization of stock based compensation	4,260	3,635	16,282	14,546
Other (income) and expenses (2)	5,263	2,560	219	15,929
Adjusted EBITDA	19,040	18,614	72,320	72,074
Other adjustments:				
Carried interest and performance fees	(503)	(1,219)	(891)	(3,265)
Carried interest and performance fee payouts - internal	222	567	458	1,596
Carried interest and performance fee payouts - external	—	121	—	597
Adjusted base EBITDA	18,759	18,083	71,887	71,002
Operating margin (3)	56 %	59 %	57 %	57 %

(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.

(2) In addition to the items outlined in Note 5 of the annual financial statements, this reconciliation line also includes $0.2 million severance, new hire accruals and other for the three months ended December 31, 2023 (three months ended December 31, 2022 - $1.2 million) and $5.6 million for the year ended December 31, 2023 (year ended December 31, 2022 - $5.2 million). This reconciliation line excludes income (loss) attributable to non-controlling interest of $0.1 million for the three months ended December 31, 2023 (three months ended December 31, 2022 - $0.3 million) and ($0.9) million for the year ended December 31, 2023 (year ended December 31, 2022 - ($0.5) million).

(3) Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

Business development & outlook

- A key area of focus this year was the strategic exit of all remaining non-core businesses across the Company. This initiative led to the third quarter exit of our legacy, non-core asset management business domiciled in Korea. In the second quarter of the year, we exited our former Canadian broker-dealer.

- During the year, the Company bought back 126,353 shares, or 0.49% of our January 1, 2023 float, for total proceeds of $4.2 million.

- In the third quarter, we completed a review of our current and near-term funding and borrowing needs and determined that we no longer require a $120 million credit facility. Consequently, the Company lowered the maximum borrowing capacity under its credit facility to $75 million. In addition, as part of the Company's ongoing treasury and balance sheet management program, we paid down $30.2 million on our line of credit to a December 31, 2023 outstanding balance of $24.2 million (December 31, 2022: $54.4 million).

- During the second quarter, we successfully closed our fund raising efforts on a new lending fund and a new streaming fund in our private strategies segment. The capital raises led to $688 million of new AUM in the year.

- In the first quarter of the year, we launched five new exchange listed products focused on providing investors with pure-play exposure to critical materials essential to the generation, transmission and storage of cleaner energy. The five funds were: Sprott Energy Transition Materials ETF (Nasdaq: SETM), Sprott Lithium Miners ETF (Nasdaq: LITP), Sprott Junior Uranium Miners ETF (Nasdaq: URNJ), Sprott Junior Copper Miners ETF (Nasdaq: COPJ); and Sprott Nickel Miners ETF (Nasdaq: NIKL).

With the exit of low operating margin, non-core businesses, a reduction in financial leverage and introduction of new critical materials product offerings to our focused and scalable operating platform, the Company is well positioned to benefit from a highly constructive operating environment for precious metals and critical materials in fiscal 2024. Subsequent to year-end, we continue to benefit from our late 2023 asset growth as well as ongoing strength in uranium prices. As at February 16, 2024, AUM was $29.2 billion, up 2% from $28.7 billion at December 31, 2023.

Results of operations

Summary financial information

(In thousands $)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Summary income statement								
Management fees	34,485	33,116	33,222	31,434	28,405	29,158	30,620	27,172
Trailer, sub-advisor and fund expenses	(1,968)	(1,557)	(1,635)	(1,554)	(1,204)	(1,278)	(1,258)	(853)
Direct payouts	(1,283)	(1,472)	(1,342)	(1,187)	(1,114)	(1,121)	(1,272)	(1,384)
Carried interest and performance fees	503	—	388	—	1,219	—	—	2,046
Carried interest and performance fee payouts - internal	(222)	—	(236)	—	(567)	—	—	(1,029)
Carried interest and performance fee payouts - external [1]	—	—	—	—	(121)	—	—	(476)
Net fees	31,515	30,087	30,397	28,693	26,618	26,759	28,090	25,476
Commissions	1,331	539	1,647	4,784	5,027	6,101	6,458	13,077
Commission expense - internal	(161)	(88)	(494)	(1,727)	(1,579)	(2,385)	(2,034)	(3,134)
Commission expense - external [1]	(441)	(92)	(27)	(642)	(585)	(476)	(978)	(3,310)
Net commissions	729	359	1,126	2,415	2,863	3,240	3,446	6,633
Finance income	1,214	1,181	1,277	1,180	1,439	933	1,186	1,433
Gain (loss) on investments	2,808	(1,441)	(1,950)	1,958	(930)	45	(7,884)	(1,473)
Other income [2]	405	(73)	19,763	1,250	999	(227)	170	208
Total net revenues [3]	36,671	30,113	50,613	35,496	30,989	30,750	25,008	32,277
Compensation	16,675	16,825	21,610	19,103	17,030	18,934	19,364	21,789
Direct payouts	(1,283)	(1,472)	(1,342)	(1,187)	(1,114)	(1,121)	(1,272)	(1,384)
Carried interest and performance fee payouts - internal	(222)	—	(236)	—	(567)	—	—	(1,029)
Commission expense - internal	(161)	(88)	(494)	(1,727)	(1,579)	(2,385)	(2,034)	(3,134)
Severance, new hire accruals and other	(179)	(122)	(4,067)	(1,257)	(1,240)	(1,349)	(2,113)	(514)
Net compensation	14,830	15,143	15,471	14,932	12,530	14,079	13,945	15,728
Severance, new hire accruals and other [4]	179	122	4,067	1,257	1,240	1,349	2,113	514
Selling, general and administrative	4,195	4,000	4,988	4,267	4,080	4,239	4,221	3,438
Interest expense	844	882	1,087	1,247	1,076	884	483	480
Depreciation and amortization	658	731	748	706	710	710	959	976
Other expenses	5,142	3,811	471	2,824	1,650	5,697	868	1,976
Total expenses	25,848	24,689	26,832	25,233	21,286	26,958	22,589	23,112
Net income [5]	9,664	6,773	17,724	7,638	7,331	3,071	757	6,473
Net income per share [6]	0.38	0.27	0.70	0.30	0.29	0.12	0.03	0.26
Adjusted base EBITDA	18,759	17,854	17,953	17,321	18,083	16,837	17,909	18,173
Adjusted base EBITDA per share	0.75	0.71	0.71	0.68	0.72	0.67	0.71	0.73
Operating margin	56 %	56 %	57 %	57 %	59 %	55 %	55 %	57 %
Summary balance sheet								
Total assets [7]	378,835	375,948	381,519	386,765	383,748	375,386	376,128	380,843
Total liabilities [8]	73,130	79,705	83,711	108,106	106,477	103,972	89,264	83,584
Total AUM	28,737,742	25,398,159	25,141,561	25,377,189	23,432,661	21,044,252	21,944,675	23,679,354
Average AUM	27,014,109	25,518,250	25,679,214	23,892,335	22,323,075	21,420,015	23,388,568	21,646,082

[1] These amounts are included in the "Trailer, sub-advisor and fund expenses" line on the consolidated statements of operations.

[2] The majority of the amount in Q2, 2023 relates to the receipt of shares on the realization of a previously unrecorded contingent asset from a historical acquisition.

[3] Total revenues for the year ended December 31, 2023 were $169,021 (December 31, 2022- $145,182; December 31, 2021- $164,645).

[4] The majority of the Q2, 2023 amount is accelerated compensation and other transition payments to the former CEO on the successful completion of the sale of Sprott Capital Partners ("SCP") during the second quarter.

[5] Net income for the year ended December 31, 2023 was $41,799 (December 31, 2022 - $17,632; December 31, 2021- $33,185).

[6] Basic and diluted net income per share for the year ended December 31, 2023 was $1.66 and $1.60, respectively (December 31, 2022 - $0.70 and $0.67, respectively; December 31, 2021 - $1.33 and $1.28, respectively).

[7] Total assets as at December 31, 2023 were $378,835 (December 31, 2022 - $383,748; December 31, 2021- $365,873).

[8] Total liabilities as at December 31, 2023 were $73,130 (December 31, 2022 - $106,477; December 31, 2021 - $74,654).

AUM summary

AUM was $28.7 billion as at December 31, 2023, up $3.3 billion (13%) from September 30, 2023 and up $5.3 billion (23%) from December 31, 2022. On a three and twelve months ended basis, we benefited from strong uranium prices, as well as inflows across the majority of our exchange listed products. We also benefited from capital raises in our private strategies funds.

3 months results						
(In millions $)	AUM Sep. 30, 2023	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Dec. 31, 2023	Blended net management fee rate (2)
Exchange listed products						
- Physical trusts						
- Physical Gold Trust	5,866	(5)	671	—	6,532	0.35%
- Physical Uranium Trust	4,611	55	1,107	—	5,773	0.30%
- Physical Gold and Silver Trust	3,916	(75)	389	—	4,230	0.40%
- Physical Silver Trust	3,826	(27)	271	—	4,070	0.45%
- Physical Platinum & Palladium Trust	114	5	(3)	—	116	0.50%
- Exchange Traded Funds						
- Critical Materials ETFs	1,680	429	34	—	2,143	0.59%
- Precious Metals ETFs	316	(8)	31	—	339	0.31%
	20,329	374	2,500	—	23,203	0.39%
Managed equities						
- Precious metals strategies	1,432	(53)	187	—	1,566	0.86%
- Other (3)	1,023	212	73	16	1,324	1.05%
	2,455	159	260	16	2,890	0.94%
Private strategies	2,614	(8)	39	—	2,645	0.91%
Core AUM	25,398	525	2,799	16	28,738	0.50%
Non-core AUM	—	—	—	—	—	n/a
Total AUM (5)	25,398	525	2,799	16	28,738	0.50%

12 months results						
(In millions $)	AUM Dec. 31, 2022	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Dec. 31, 2023	Blended net management fee rate (2)
Exchange listed products						
- Physical trusts						
- Physical Gold Trust	5,746	66	720	—	6,532	0.35%
- Physical Uranium Trust	2,876	269	2,628	—	5,773	0.30%
- Physical Gold and Silver Trust	3,998	(75)	307	—	4,230	0.40%
- Physical Silver Trust	4,091	36	(57)	—	4,070	0.45%
- Physical Platinum & Palladium Trust	138	14	(36)	—	116	0.50%
- Exchange Traded Funds						
- Critical Materials ETFs	857	755	521	10	2,143	0.59%
- Precious Metals ETFs	349	(14)	4	—	339	0.31%
	18,055	1,051	4,087	10	23,203	0.39%
Managed equities						
- Precious metals strategies	1,721	(147)	(8)	—	1,566	0.86%
- Other (3)	1,032	207	69	16	1,324	1.05%
	2,753	60	61	16	2,890	0.94%
Private strategies	1,880	37	40	688	2,645	0.91%
Core AUM	22,688	1,148	4,188	714	28,738	0.50%
Non-core AUM	745	(26)	(17)	(702) (4)	—	n/a
Total AUM (5)	23,433	1,122	4,171	12	28,738	0.50%

(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of this MD&A. Full-year figures were reclassified to conform with current presentation.

(2) Management fee rate represents the weighted average fees for all funds in the category, net of trailer, sub-advisor and fund expenses.

(3) Includes institutional managed accounts and high net worth discretionary managed accounts in the U.S.

(4) We exited our non-core asset management business domiciled in Korea. Historically, Korea was immaterial to our overall operations as it accounted for less than 1% of consolidated net income and adjusted base EBITDA.

(5) No performance fees are earned on exchange listed products. Performance fees are earned on certain precious metals strategies and are based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Private strategies LPs earn carried interest calculated as a predetermined net profit over a preferred return.

Key revenue lines

Management, carried interest and performance fees

Management fees were $34.5 million in the quarter, up $6.1 million (21%) from the quarter ended December 31, 2022 and $132.3 million on a full-year basis, up $16.9 million (15%) from the year ended December 31, 2022. Carried interest and performance fees were $0.5 million in the quarter, down $0.7 million (59%) from the quarter ended December 31, 2022 and $0.9 million on a full-year basis, down $2.4 million (73%) from the year ended December 31, 2022. Net fees were $31.5 million in the quarter, up $4.9 million (18%) from the quarter ended December 31, 2022 and $120.7 million on a full-year basis, up $13.7 million (13%) from the year ended December 31, 2022. Our revenue performance was due to higher average AUM across most of our exchange listed products and higher average AUM in our private strategies funds as a result of two new fund launches. On a full-year basis, these increases were partially offset by lower average AUM in our managed equities segment and lower carried interest crystallization in our private strategies segment.

Commission revenues

Commission revenues were $1.3 million in the quarter, down $3.7 million (74%) from the quarter ended December 31, 2022 and $8.3 million on a full-year basis, down $22.4 million (73%) from the year ended December 31, 2022. Net commissions were $0.7 million in the quarter, down $2.1 million (75%) from the quarter ended December 31, 2022 and $4.6 million on a full-year basis, down $11.6 million (71%) from the year ended December 31, 2022. Lower commissions were due to lower ATM activity in our physical uranium trust on a full-year basis and the sale of our former Canadian broker-dealer in the second quarter.

Finance income

Finance income was $1.2 million in the quarter, down $0.2 million (16%) from the quarter ended December 31, 2022 and $4.9 million on a full-year basis, down $0.1 million (3%) from the year ended December 31, 2022. Our results were primarily driven by lower income generation in co-investment positions we hold in LPs managed in our private strategies segment.

Key expense lines

Compensation

Net compensation expense was $14.8 million in the quarter, up $2.3 million (18%) from the quarter ended December 31, 2022 and $60.4 million on a full-year basis, up $4.1 million (7%) from the year ended December 31, 2022. The increase in the quarter and on a full-year basis was primarily due to new hires and increased AIP accruals on higher net fee generation.

Selling, general & administrative ("SG&A")

SG&A was $4.2 million in the quarter, up $0.1 million (3%) from the quarter ended December 31, 2022 and $17.5 million on a full-year basis, up $1.5 million (9%) from the year ended December 31, 2022. The increase in the quarter and on a full-year basis was due to higher marketing and technology costs.

Earnings

Net income was $9.7 million ($0.38 per share) in the quarter, up 32% from $7.3 million ($0.29 per share) for the quarter ended December 31, 2022. On a full-year basis, net income was $41.8 million ($1.66 per share), up 137% from $17.6 million ($0.70 per share) for the year ended December 31, 2022. Net income in the quarter benefited from higher average AUM across most of our exchange listed products and private strategies. On a full-year basis we benefited from higher average AUM as noted previously, but also from the second quarter realization of an unrecorded contingent asset relating to a prior period acquisition.

Adjusted base EBITDA was $18.8 million ($0.75 per share) in the quarter, up 4% from $18.1 million ($0.72 per share) for the quarter ended December 31, 2022. On a full-year basis, adjusted base EBITDA was $71.9 million ($2.85 per share), up 1% from $71 million ($2.83 per share) for the year ended December 31, 2022. The increased management fees generated from higher average AUM on a full-year basis were largely offset by lower commission income due to the sale of our former Canadian broker-dealer during the second quarter of the year.

Additional revenues and expenses

Investment gains in the quarter and on a full-year basis were from market value appreciation in our co-investments and equity holdings.

Other income was lower in the quarter and higher on a full-year basis. The decrease in the quarter was due to lower miscellaneous income and the increase on a full-year basis was due to the realization of an unrecorded contingent asset in the second quarter.

Other expenses were higher on a full-year basis due to costs related to the exit of our non-core businesses (Korea and our former Canadian broker-dealer). See Note 5 of the annual financial statements for further details.

Depreciation of property and equipment was lower in the quarter and on a full-year basis due to a decrease in depreciation expense related to cancelled lease agreements on the sale of Korea.

Balance sheet

Total assets were $378.8 million, down $4.9 million from December 31, 2022. The decrease was due to a reduction in cash on the partial repayment of our loan facility, which more than offset the increase in co-investments held by the Company. Total liabilities were $73.1 million, down $33.3 million from December 31, 2022. The decrease was due to the partial pay down of the loan facility mentioned above. Total shareholder's equity was $305.7 million, up $28.4 million from December 31, 2022.

Reportable operating segments

Exchange listed products

	3 months ended		12 months ended	
(In thousands $)	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Summary income statement				
Management fees	**22,744**	**17,544**	**81,417**	**67,609**
Trailer, sub-advisory and fund expenses	(1,580)	(826)	(5,058)	(2,840)
Net fees	21,164	16,718	76,359	64,769
Commissions	**947**	**359**	**2,390**	**9,119**
Commission expense - internal	(66)	(26)	(171)	(682)
Commission expense - external	(441)	(187)	(1,186)	(4,588)
Net commissions	440	146	1,033	3,849
Gain (loss) on investments	317	634	(359)	3
Other income	65	52	19,853	88
Total net revenues	21,986	17,550	96,886	68,709
Net compensation	3,518	2,987	13,422	12,016
Severance, new hire accruals and other	56	164	89	591
Selling, general and administrative	1,565	947	5,831	3,004
Interest expense	476	527	2,376	1,315
Depreciation and amortization	46	27	161	104
Other expenses	2,732	(56)	1,012	2,081
Total expenses	**8,393**	**4,596**	**22,891**	**19,111**
Income before income taxes	**13,593**	**12,954**	**73,995**	**49,598**
Adjusted base EBITDA	17,401	13,800	62,303	56,948
Operating margin	80 %	81 %	80 %	83 %
Total AUM	23,202,564	18,055,140	23,202,564	18,055,140
Average AUM	21,675,252	17,085,679	19,689,463	16,724,098

3 and 12 months ended

Income before income taxes was $13.6 million in the quarter, up $0.6 million (5%) from the quarter ended December 31, 2022 and was $74 million on a full-year basis, up $24.4 million (49%) from the year ended December 31, 2022. Adjusted base EBITDA was $17.4 million in the quarter, up $3.6 million (26%) from the quarter ended December 31, 2022 and was $62.3 million on a full-year basis, up $5.4 million (9%) from the year ended December 31, 2022. Our three and twelve months ended results benefited from higher average AUM across most of our exchange listed products. Income before income taxes on a full-year basis also benefited from the receipt of shares on the realization of an unrecorded contingent asset from a historical acquisition in the second quarter of the year.

Managed equities

	3 months ended		12 months ended	
(In thousands $)	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Summary income statement				
Management fees	**6,606**	**6,386**	**28,128**	**30,577**
Trailer, sub-advisor and fund expenses	(350)	(355)	(1,481)	(1,658)
Direct payouts	(824)	(694)	(3,520)	(3,768)
Carried interest and performance fees	**253**	**559**	**641**	**578**
Carried interest and performance fee payouts - internal	(108)	(240)	(344)	(254)
Net fees	5,577	5,656	23,424	25,475
Gain (loss) on investments	2,359	2,851	907	(2,246)
Other income	60	328	504	801
Total net revenues	7,996	8,835	24,835	24,030
Net compensation	3,139	2,579	12,976	11,483
Severance, new hire accruals and other	95	74	607	288
Selling, general and administrative	1,272	1,447	4,950	5,377
Interest expense	333	507	1,470	1,467
Depreciation and amortization	139	80	483	311
Other expenses	122	(26)	391	1,028
Total expenses	**5,100**	**4,661**	**20,877**	**19,954**
Income before income taxes	**2,896**	**4,174**	**3,958**	**4,076**
Adjusted base EBITDA	1,601	1,845	7,756	9,932
Operating margin	29 %	33 %	34 %	39 %
Total AUM	2,890,060	2,752,700	2,890,060	2,752,700
Average AUM	2,717,386	2,634,818	2,801,864	2,940,192

3 and 12 months ended

Income before income taxes was $2.9 million in the quarter, down $1.3 million (31%) from the quarter ended December 31, 2022 and was $4 million on a full-year basis, down $0.1 million (3%) from the year ended December 31, 2022. Adjusted base EBITDA was $1.6 million in the quarter, down $0.2 million (13%) from the quarter ended December 31, 2022 and was $7.8 million on a full-year basis, down $2.2 million (22%) from the year ended December 31, 2022. Our three and twelve months ended results were impacted by market value pressures and modest redemption activities on our managed equities products, coupled with higher compensation expense relating to new hires.

Private strategies

	3 months ended		12 months ended	
(In thousands $)	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Summary income statement				
Management fees	**5,304**	**3,599**	**21,290**	**13,442**
Trailer, sub-advisor and fund expenses	(35)	(23)	(172)	(95)
Direct payouts	(459)	(420)	(1,764)	(1,123)
Carried interest and performance fees	**250**	**660**	**250**	**2,687**
Carried interest and performance fee payouts - internal	(114)	(327)	(114)	(1,342)
Carried interest and performance fee payouts - external	—	(121)	—	(597)
Net fees	4,946	3,368	19,490	12,972
Finance income	1,133	1,319	4,442	4,794
Gain (loss) on investments	212	(4,672)	2,142	(4,007)
Other income	4	9	59	68
Total net revenues	6,295	24	26,133	13,827
Net compensation	2,500	1,431	9,917	6,842
Severance, new hire accruals and other	—	103	54	416
Selling, general and administrative	356	264	1,576	1,064
Interest expense	2	—	6	—
Depreciation and amortization	7	—	25	—
Other expenses	1,661	131	1,976	921
Total expenses	**4,526**	**1,929**	**13,554**	**9,243**
Income (loss) before income taxes	**1,769**	**(1,905)**	**12,579**	**4,584**
Adjusted base EBITDA	3,090	2,796	12,361	9,207
Operating margin	52 %	62 %	52 %	54 %
Total AUM	2,645,118	1,879,840	2,645,118	1,879,840
Average AUM	2,621,471	1,882,378	2,407,990	1,636,178

3 and 12 months ended

Income before income taxes was $1.8 million in the quarter, up $3.7 million from the quarter ended December 31, 2022 and was $12.6 million on a full-year basis, up $8 million from the year ended December 31, 2022. Adjusted base EBITDA was $3.1 million in the quarter, up $0.3 million (11%) from the quarter ended December 31, 2022 and was $12.4 million on a full-year basis, up $3.2 million (34%) from the year ended December 31, 2022. Our three and twelve months ended results benefited from a combination of new fund launches and increased capital calls. Our income before income taxes also benefited from market value appreciation of our co-investments.

Corporate

This segment is a cost center that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		12 months ended	
(In thousands $)	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Summary income statement				
Gain (loss) on investments	(296)	118	(321)	(3,388)
Other income	39	47	123	100
Total revenues	**(257)**	**165**	**(198)**	**(3,288)**
Net compensation	5,260	4,255	20,104	18,547
Severance, new hire accruals and other	23	632	4,746	3,329
Selling, general and administrative	659	491	2,486	2,390
Interest expense	33	29	127	125
Depreciation and amortization	462	439	1,759	1,808
Other expenses	765	502	4,554	5,047
Total expenses	**7,202**	**6,348**	**33,776**	**31,246**
Income (loss) before income taxes	**(7,459)**	**(6,183)**	**(33,974)**	**(34,534)**
Adjusted base EBITDA	(2,954)	(2,119)	(11,047)	(10,518)

3 and 12 months ended

- Investment losses were experienced from market value depreciation of certain equity holdings.
- Net compensation was higher due to salary increases and new hires.
- Severance on a full-year basis includes a 3-year LTIP transition payment made to the former CEO that was accelerated upon successful completion of the SCP sale during the second quarter of the year.
- Other expenses were higher in the quarter and lower on a full-year basis primarily due to FX translation movements.

Dividends

The following dividends were declared by the Company during the last three years:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
November 13, 2023 - Regular dividend Q3 2023	November 28, 2023	$0.25	6,458
August 21, 2023 - Regular dividend Q2 2023	September 5, 2023	$0.25	6,467
May 15, 2023 - Regular dividend Q1 2023	May 30, 2023	$0.25	6,482
March 6, 2023 - Regular dividend Q4 2022	March 21, 2023	$0.25	6,489
Dividends declared in 2023 [(1)]			25,896
November 14, 2022 - Regular dividend Q3 2022	November 29, 2022	$0.25	6,480
August 12, 2022 - Regular dividend Q2 2022	August 29, 2022	$0.25	6,484
May 16, 2022 - Regular dividend Q1 2022	May 31, 2022	$0.25	6,500
March 7, 2022 - Regular dividend Q4 2021	March 22, 2022	$0.25	6,467
Dividends declared in 2022			25,931
November 15, 2021 - Regular dividend Q3 2021	November 30, 2021	$0.25	6,429
August 16, 2021 - Regular dividend Q2 2021	August 31, 2021	$0.25	6,426
May 17, 2021 - Regular dividend Q1 2021	June 1, 2021	$0.25	6,426
March 8, 2021 - Regular dividend Q4 2020	March 23, 2021	$0.25	6,426
Dividends declared in 2021			25,707

[(1)] Subsequent to year end, on February 20, 2024, a regular dividend of $0.25 per common share was declared for the quarter ended December 31, 2023. This dividend is payable on March 19, 2024 to shareholders of record at the close of business on March 4, 2024.

Capital stock

Including the 0.5 million unvested common shares currently held in the EPSP Trust (December 31, 2022 - 0.6 million), total capital stock issued and outstanding was 25.9 million (December 31, 2022 - 26 million). The decrease in the period was due to the repurchase and cancellation of 126,353 shares through the normal course issuer bid.

Earnings per share for the current and prior periods have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.38 for the quarter and $1.66 on a full-year basis, compared to $0.29 and $0.70 in the prior periods, respectively. Diluted earnings per share was $0.37 in the quarter and $1.60 on a full-year basis compared to $0.28 and $0.67 in the prior periods, respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.

A total of 12,500 stock options are outstanding pursuant to our stock option plan, all of which are exercisable.

Liquidity and capital resources

As at December 31, 2023, the Company had $24.2 million (December 31, 2022 - $54.4 million) outstanding on its credit facility, all of which is due on August 8, 2028. The decrease in the year was due to the repayment of $30.2 million of our loan facility. As at December 31, 2023, the Company was in compliance with all covenants, terms and conditions under the credit facility.

The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers' acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans.

Key terms under the current credit facility are noted below:

Structure

- 5-year, $75 million revolver with "bullet maturity" August 8, 2028

Interest rate

- U.S. prime rate + 105 bps; or
- Canadian prime rate + 55 bps;

Covenant terms

- Minimum AUM: CAD$15.4 billion;
- Debt to EBITDA less than or equal to 2.5:1; and
- EBITDA to interest expense more than or equal to 2.5:1

Commitments

The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at December 31, 2023, the Company had $4 million in co-investment commitments in private strategies LPs due within one year (December 31, 2022 - $5.7 million) and $1.9 million due after 12 months (December 31, 2022 - $0.4 million). During the year, the Company signed a new lease for its existing Toronto office location that is set to commence on January 1, 2024.

The following are the remaining contractual maturities of financial liabilities as at December 31, 2023 (in thousands $):

Contractual obligations	Carrying Amount	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating accounts payable	11,749	11,749	—	—	—
Compensation payable	7,822	7,822	—	—	—
Contingent consideration on URNM acquisition	4,470	4,470	—	—	—
Lease obligation	2,096	765	1,244	87	—
Loan facility	24,237	—	—	24,237	—
Total contractual obligations	50,374	24,806	1,244	24,324	—

Critical accounting estimates and significant judgments

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s material accounting policy information are described in Note 2 of the December 31, 2023 audited annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgments that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually, however, finite life intangibles are only tested for impairment to the extent indicators of impairment exist at the time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, this annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, which could affect the Company's future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions, volatility of underlying securities in warrant valuations and extraction recovery rates of mining projects. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Contingent consideration

The acquisition of the Sprott Uranium Miners ETF in 2022 necessitated the recognition of a contingent consideration for the amounts payable in cash under the terms of the purchase agreement. The consideration is subject to certain financial performance conditions based on the average AUM of the fund over the two-year period from closing of the transaction. The key judgments utilized in the estimation of the contingent consideration were fund flow and market value assumptions.

Significant judgments

Investments in other entities

IFRS 10 *Consolidated Financial Statements* ("IFRS 10") and IAS 28 *Investments in Associates and Joint Ventures* ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

Managing financial risks

Market risk

The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.

Price risk

Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial assets and liabilities. The Company's earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Foreign currency risk

The Company enters into transactions that are denominated primarily in U.S. and Canadian dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows which are denominated in currencies other than the functional currency of the Company and its subsidiaries. The Company may employ certain hedging strategies to mitigate foreign currency risk.

Credit risk

Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.

Investments

The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Other

The majority of receivables relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $75 million committed line of credit with a major Canadian schedule I chartered bank.

The Company's exposure to liquidity risk as it relates to our co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.

Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.

The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due and ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: drawing on the line of credit; slowing its co-investment activities; liquidating investments; adjusting or otherwise temporarily suspending AIPs; cutting or temporarily suspending its dividend; and/or issuing common shares.

Concentration risk

A significant portion of the Company's AUM and its investments are focused on the natural resource sector, and in particular, precious metals and critical materials related investments and transactions. In addition, from time-to-time, certain investments may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")

Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our DC&P and ICFR (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at December 31, 2023. In addition, there were no material changes to ICFR during the year.

Managing non-financial risks

Confidentiality of information

Confidentiality is essential to the success of the Company's business, and it strives to consistently maintain the highest standards of trust, integrity and professionalism. Account information is kept under strict control in compliance with all applicable laws, and physical, procedural, and electronic safeguards are maintained in order to protect this information from access by unauthorized parties. The Company keeps the affairs of its clients confidential and does not disclose the identities of clients (absent expressed client consent to do so). If a prospective client requests a reference, the Company will not provide the name of an existing client before receiving permission from that client to do so.

Conflicts of interest

The Company established a number of policies with respect to employee personal trading. Employees may not trade any of the securities held or being considered for investment by any of the Company's funds without prior approval. In addition, employees must receive prior approval before they are permitted to buy or sell securities. Speculative trading is strongly discouraged. All employees must comply with the Company's Code of Ethics. The code establishes strict rules for professional conduct including the management of conflicts of interest.

Independent review committee

National Instrument 81-107 - Independent Review Committee for Investment Funds ("NI 81-107") requires all publicly offered investment funds in Canada to establish an independent review committee ("IRC") to whom all conflicts of interest matters must be referred for review and approval. The Company established an IRC for its Canadian public funds. As required by NI 81-107, the Company established written policies and procedures for dealing with conflict of interest matters and maintains records in respect of these matters and provides assistance to the IRC in carrying out its functions. The IRC is comprised of three independent members, and is subject to requirements to conduct regular assessments and provide reports to the Company and to the holders of interests in public funds in respect of its functions.

Insurance

The Company maintains appropriate insurance coverage for general business and liability risks as well as insurance coverage required by regulation. Insurance coverage is reviewed periodically to ensure continued adequacy.

Internal controls and procedures

Several of the Company's subsidiaries operate in regulated environments and are subject to business conduct rules and other rules and regulations. The Company has internal control policies related to business conduct. They include controls required to ensure compliance with the rules and regulations of relevant regulatory bodies including the OSC, the Canadian Investment Regulatory Organization, FINRA and the U.S. Securities and Exchange Commission ("SEC").

Enterprise risk management

The starting point to any enterprise risk management program ("ERM") is the articulation of a risk appetite, which is the amount and types of risk we are willing to accept in our pursuit of business objectives. A company's risk appetite is the bedrock upon which an ERM framework is established.

Our risk appetite is primarily based on specific regulatory and legal environment considerations; general environmental, social and governance responsibilities; the need for sound capital adequacy and treasury management processes; the preservation of our positive reputation among current and future stakeholders; the natural expectation of our shareholders that we take appropriate and reasonable levels of risk in our various business segments to maximize shareholder returns; and our overall desire to be good corporate citizens as part of our organizational culture and core values. The aforementioned considerations formed the basis for our risk appetite statements noted below:

- Regardless of loss probability, we will only accept inherent or residual risks that we have a proven, demonstrable ability to understand, diligently manage on an ongoing basis and thoroughly consider and balance relative to the outcomes; and

- Our risk appetite is low around any actions or inactions that could materially jeopardize the Company's reputation, core values or commitment to its stakeholders. Furthermore, at no point would we ever accept existential inherent or residual risks, regardless of loss probability.

The ERM process involves a comprehensive drill down through the organization to its constituent parts to identify all salient risks and evaluate them through the lens of our risk appetite. The following is a summary of the ERM steps used to filter organizational risks through our risk appetite:

- Identify all major processes within each business segment (and enterprise shared services function supporting them);

- Identify materially relevant inherent risks (both quantitative and qualitative), that may arise in each major process area;

- Rate each inherent risk (in the absence of internal controls) based on the degree of event probability and impact to the organization;

- Determine our risk tolerance for each inherent risk previously identified and rated;

- Identify internal controls in place (or needed) to mitigate the inherent risks down to the appropriate "residual level" (i.e. determine the post-controls risk rating and compare it to our predetermined risk tolerance level). NOTE: we stratify our internal controls universe using the "three lines of defense" approach recommended by the Institute of Internal Auditors prior to evaluating the effectiveness of internal controls;

- Compare all residual risk ratings to their corresponding risk tolerance level to ensure the risk is being appropriately managed (i.e. there are a sufficient number of, and appropriate types of, internal controls in place to manage the risk in light of our risk tolerance), and if not, take further action; and

- Test, document and report on the effectiveness of the ERM program in managing risks within the boundaries of our risk appetite.

Consolidated Financial Statements

Years ended December 31, 2023 and 2022

Management's responsibility for financial reporting

The accompanying consolidated financial statements, which consolidate the financial results of Sprott Inc. (the "Company"), were prepared by management, who are responsible for the integrity and fairness of all information presented in the consolidated financial statements and management's discussion and analysis ("MD&A") for the years ended December 31, 2023 and 2022. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented in the MD&A is consistent with that in the consolidated financial statements.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the material accounting policy information summarized in Note 2 of the consolidated financial statements. Management maintains a system of internal controls to meet its responsibilities for the integrity of the consolidated financial statements.

The board of directors of the Company appoints the Company's audit and risk management committee annually. Among other things, the mandate of the audit & risk committee includes the review of the consolidated financial statements of the Company on a quarterly basis and the recommendation to the board of directors for approval. The audit & risk committee has access to management and the auditors to review their activities and to discuss the external audit program, internal controls, accounting policies and financial reporting matters.

KPMG LLP performed an independent audit of the consolidated financial statements, as outlined in the auditors' report contained herein. KPMG LLP had, and has, full and unrestricted access to management of the Company, the audit & risk committee and the board of directors to discuss their audit and related findings and have the right to request a meeting in the absence of management at any time.

Whitney George
Chief Executive Officer

Kevin Hibbert, FCPA, FCA
Chief Financial Officer and Senior Managing Partner

February 20, 2024

Management's responsibility for financial controls

The management of Sprott Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management has used the *Internal Control – Integrated Framework (2013)* to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of the Company's internal control over financial reporting as of December 31, 2023, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.

KPMG LLP, the independent auditors appointed by the shareholders of the Company, who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued their report below.

Whitney George
Chief Executive Officer

Kevin Hibbert, FCPA, FCA
Chief Financial Officer and Senior Managing Partner

February 20, 2024

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Sprott Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Sprott Inc. and its subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and risk management committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Valuation of indefinite life fund management contracts

As discussed in note 2 to the consolidated financial statements, an annual test for impairment augments the quarterly impairment indicator assessment of impairment for indefinite life intangibles. The recoverable amounts associated with intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and are determined using the value-in-use method. These estimates require significant judgment regarding market growth rates, discount rates, fund flow assumptions, expected margins and costs which could affect the Company’s future results. As discussed in note 7 to the consolidated financial statements, the Company’s indefinite life fund management contracts totaled $182,902 thousand as of December 31, 2023.

We identified the assessment of the recoverable amount of the indefinite-life fund management contracts as a critical audit matter. A higher degree of auditor judgment was required to evaluate the significant assumptions, which were determined to be fund flow assumptions and discount rates, used in determining the recoverable amount. The sensitivity of reasonably possible changes to those assumptions could have had a significant impact on the determination of the recoverable amount of the indefinite-life fund management contracts.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's impairment testing process, including controls over the development of the significant assumptions. We evaluated the Company's ability to forecast fund flows by comparing historical forecasts to actual results. We evaluated the forecasted fund flows by considering external market and industry outlook data. We performed a sensitivity analysis over the forecasted fund flows and discount rates to assess the impact to the Company's determination that the recoverable amount of the indefinite-life fund management contracts exceeded the carrying amount.

We involved valuation professionals with specialized skills and knowledge, who assisted in:

– assessing the discount rates used by management by comparing against discount rate ranges that were developed using publicly available market data and independently developed assumptions; and

– assessing the recoverable amounts determined by management using the forecasted fund flows and discount rates by comparing the implied assets under management ("AUM") multiple against publicly available AUM multiples multiples for comparable companies.

We have served as the Company's auditor since 2016.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 20, 2024

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Sprott Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Sprott Inc. and its subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 20, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Responsibility for Internal Controls. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 20, 2024

Consolidated balance sheets

As at *(In thousands of U.S. dollars)*		Dec. 31 2023	Dec. 31 2022
Assets			
Current			
Cash and cash equivalents		20,658	51,678
Fees receivable		7,481	10,967
Short-term investments	*(Notes 3 & 10)*	2,232	3,348
Other assets	*(Note 5)*	13,496	8,723
Income taxes recoverable		1,189	2,247
Total current assets		45,056	76,963
Co-investments	*(Notes 4 & 10)*	93,528	73,573
Other assets	*(Notes 5 & 10)*	24,291	21,271
Property and equipment, net	*(Note 6)*	10,856	12,496
Intangible assets	*(Note 7)*	182,902	178,613
Goodwill	*(Note 7)*	19,149	19,149
Deferred income taxes	*(Note 9)*	3,053	1,683
		333,779	306,785
Total assets		378,835	383,748
Liabilities and shareholders' equity			
Current			
Accounts payable and accrued liabilities		12,647	10,703
Compensation payable		7,822	12,342
Income taxes payable		980	2,707
Total current liabilities		21,449	25,752
Other accrued liabilities		16,637	18,061
Loan facility	*(Note 15)*	24,237	54,437
Deferred income taxes	*(Note 9)*	10,807	8,227
Total liabilities		73,130	106,477
Shareholders' equity			
Capital stock	*(Note 8)*	434,764	428,475
Contributed surplus	*(Note 8)*	35,281	33,716
Deficit		(89,402)	(105,305)
Accumulated other comprehensive loss		(74,938)	(79,615)
Total shareholders' equity		305,705	277,271
Total liabilities and shareholders' equity		378,835	383,748
Commitments and provisions	*(Note 16)*		

The accompanying notes form part of the consolidated financial statements

"Ron Dewhurst"
Director

"Graham Birch"
Director

Consolidated statements of operations and comprehensive income

(In thousands of U.S. dollars, except for per share amounts)		*For the years ended* Dec. 31 2023	Dec. 31 2022
Revenues			
Management fees		132,257	115,355
Carried interest and performance fees		891	3,265
Commissions		8,301	30,663
Finance income		4,852	4,991
Gain (loss) on investments	*(Notes 3, 4 and 5)*	1,375	(10,242)
Other income	*(Note 5)*	21,345	1,150
Total revenues		169,021	145,182
Expenses			
Compensation	*(Note 8)*	74,213	77,117
Trailer, sub-advisor and fund expenses		7,916	10,539
Selling, general and administrative		17,450	15,978
Interest expense		4,060	2,923
Depreciation of property and equipment	*(Note 6)*	2,843	3,355
Other expenses	*(Note 5)*	12,248	10,191
Total expenses		118,730	120,103
Income before income taxes for the year		50,291	25,079
Provision for income taxes	*(Note 9)*	8,492	7,447
Net income for the year		41,799	17,632
Net income per share:			
Basic	*(Note 8)*	1.66	0.70
Diluted	*(Note 8)*	1.60	0.67
Net income for the year		41,799	17,632
Other comprehensive income (loss)			
Items that may be reclassified subsequently to profit or loss			
Foreign currency translation gain (loss) (taxes of $Nil)		4,677	(15,058)
Total other comprehensive income (loss)		4,677	(15,058)
Comprehensive income (loss)		46,476	2,574

The accompanying notes form part of the consolidated financial statements

Consolidated statements of changes in shareholders' equity

(In thousands of U.S. dollars, other than number of shares)		Number of shares outstanding	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity
At Dec. 31, 2022		25,325,894	428,475	33,716	(105,305)	(79,615)	277,271
Shares acquired for equity incentive plan	*(Note 8)*	(154,131)	(5,252)	—	—	—	(5,252)
Shares released on vesting of equity incentive plan	*(Note 8)*	331,672	14,247	(14,247)	—	—	—
Shares acquired and canceled under normal course issuer bid	*(Note 8)*	(126,353)	(4,157)	—	—	—	(4,157)
Issuance and released on vesting of RSUs	*(Note 8)*	31,680	1,402	(4,599)	—	—	(3,197)
Foreign currency translation gain (loss)		—	—	—	—	4,677	4,677
Stock-based compensation	*(Note 8)*	—	—	20,411	—	—	20,411
Dividends declared	*(Note 12)*	1,389	49	—	(25,896)	—	(25,847)
Net income		—	—	—	41,799	—	41,799
Balance, Dec. 31, 2023		25,410,151	434,764	35,281	(89,402)	(74,938)	305,705
At Dec. 31, 2021		24,991,620	417,425	35,357	(97,006)	(64,557)	291,219
Shares acquired for equity incentive plan	*(Note 8)*	(180,594)	(6,948)	—	—	—	(6,948)
Shares issued on exercise of stock options	*(Note 8)*	115,102	1,807	(680)	—	—	1,127
Shares released on vesting of equity incentive plan	*(Note 8)*	324,568	12,867	(12,867)	—	—	—
Foreign currency translation gain (loss)		—	—	—	—	(15,058)	(15,058)
Stock-based compensation	*(Note 8)*	—	—	17,041	—	—	17,041
Issuance and released on vesting of RSUs	*(Note 8)*	80,345	2,210	(5,135)	—	—	(2,925)
Shares issued to purchase management contract	*(Note 8)*	72,464	4,000	—	—	—	4,000
Shares acquired and canceled under normal course issuer bid	*(Note 8)*	(81,538)	(3,036)	—	—	—	(3,036)
Dividends declared	*(Note 12)*	3,927	150	—	(25,931)	—	(25,781)
Net income		—	—	—	17,632	—	17,632
Balance, Dec. 31, 2022		25,325,894	428,475	33,716	(105,305)	(79,615)	277,271

The accompanying notes form part of the consolidated financial statements

Consolidated statements of cash flows

(In thousands of U.S. dollars)	For the years ended Dec. 31 2023	Dec. 31 2022
Operating activities		
Net income for the year	41,799	17,632
Add (deduct) non-cash items:		
(Gain) loss on investments	(1,375)	10,242
Stock-based compensation	20,411	17,041
Depreciation of property and equipment	2,843	3,355
Deferred income tax expense	1,002	—
Current income tax expense	7,490	7,447
Other items	(6,961)	(542)
Shares received on recognition of a previously unrecorded contingent asset	(18,588)	—
Income taxes paid	(8,133)	(8,070)
Changes in:		
Fees receivable	884	2,216
Other assets	(5,144)	(7,438)
Accounts payable, accrued liabilities and compensation payable	(4,367)	(9,387)
Cash provided by (used in) operating activities	29,861	32,496
Investing activities		
Purchase of investments	(25,474)	(25,771)
Sale of investments	27,033	12,907
Purchase of property and equipment	(1,535)	(128)
Proceeds received on exit of non-core businesses	4,583	—
Management contract consideration	—	(10,500)
Cash provided by (used in) investing activities	4,607	(23,492)
Financing activities		
Acquisition of common shares for equity incentive plan	(5,252)	(6,948)
Acquisition of common shares under normal course issuer bid	(4,157)	(3,036)
Cash received on exercise of stock options	—	1,127
Repayment of lease liabilities	(2,224)	(2,329)
Contributions from non-controlling interest	4,216	7,320
Net advances (repayments) from loan facility	(30,200)	25,750
Dividends paid	(25,847)	(25,781)
Cash provided by (used in) financing activities	(63,464)	(3,897)
Effect of foreign exchange on cash balances	(2,024)	(3,234)
Net increase (decrease) in cash and cash equivalents during the year	(31,020)	1,873
Cash and cash equivalents, beginning of the year	51,678	49,805
Cash and cash equivalents, end of the year	20,658	51,678
Cash and cash equivalents:		
Cash	20,658	51,494
Short-term deposits	—	184
	20,658	51,678

The accompanying notes form part of the consolidated financial statements

1 Corporate information

Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 Summary of material accounting policy information

Statement of compliance

These annual audited consolidated financial statements for the years ended December 31, 2023 and 2022 ("financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

They have been authorized for issue by a resolution of the board of directors of the Company on February 20, 2024 and include all subsequent events up to that date.

Basis of presentation

These financial statements have been prepared on a going concern basis and on a historical cost basis, except for certain financial instruments classified as fair value through profit or loss ("FVTPL") and which are measured at fair value to the extent required or permitted under IFRS and as set out in the relevant accounting policies. The financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.

Principles of consolidation

These financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared for the same reporting period as the Company and are based on accounting policies consistent with that of the Company.

The Company records third-party interest in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in the Other expenses line of the consolidated statements of operations and comprehensive income.

Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

The Company currently controls the following principal subsidiaries:

- Sprott Asset Management LP ("SAM");
- Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "US entities" in these financial statements;
- Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp. ("SRSR");
- Sprott Resource Lending Corp. ("SRLC"); and
- Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust").

During the year, the Company exited its non-core Canadian broker-dealer (Sprott Capital Partners) and non-core asset management business domiciled in Korea ("Korea"). Details of the transactions can be found in Note 5.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and with carrying brokers, which are not subject to restrictions, and short-term interest bearing notes and treasury bills with a term to maturity of less than three months from the date of purchase.

Investments

Investments include equity kickers received as consideration during private strategies, managed equities and broker-dealer activities as well as investments in private companies and are measured at FVTPL.

Co-investments

Co-investments are investments the Company makes alongside clients of the various fund strategies it manages to demonstrate the commitment and confidence the Company has in investment strategies that they promote and operate. Included in co-investments are the Company's investment in the fund products previously managed by its non-core asset management business domiciled in Korea.

Financial instruments

Classification and measurement of financial assets

Financial assets are measured on initial recognition at fair value, and are classified and subsequently measured at FVTPL, amortized cost or fair value through other comprehensive income ("FVOCI").

Financial assets are measured at amortized cost if the contractual terms of the instrument give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding and it is held within a business model whose objective is to hold assets to collect contractual cash flows.

Financial assets are measured at FVOCI if the contractual terms of the instrument give rise to cash flows that are solely for payments of principal and interest on the principal amount outstanding and it is held within a business model whose objective is both to hold assets to collect contractual cash flow and to sell financial assets. For equity instruments that are not held for trading, the Company may also elect to irrevocably elect, on an investment by investment basis, to present changes in the fair value of an investment through other comprehensive income.

All financial assets that are not measured at amortized cost or FVOCI are measured at FVTPL. This includes all derivative financial assets the Company may hold.

Valuation of investments

Investments include public equities, share purchase warrants, fixed income securities, mutual funds, private companies (including digital gold strategies) and alternative investment strategies, while co-investments are investments held in the funds managed or previously managed by the Company. Public equities, share purchase warrants and fixed income securities are measured at fair value and are accounted for on a trade-date basis. Mutual fund and alternative investment strategy investments are valued using the net asset value per unit of the fund, which represents the underlying net assets at fair values determined using closing market prices. These investments are generally made in the process of launching a new fund and are redeemed (if open-end) or sold (if closed-end) as third party investors subscribe. The balance represents the Company's maximum exposure to loss associated with the investments. Private holdings include private company investments which are classified as FVTPL and carried at fair value based on the value of the Company's interests from financial information provided by management of the private companies, which may include operating results, subsequent rounds of financing and other appropriate information. Any change in fair value is recognized in gain (loss) on investments on the consolidated statements of operations and comprehensive income.

Fair value hierarchy

All financial instruments recognized at fair value in the consolidated balance sheets are classified into three fair value hierarchy levels as follows:

- Level 1: valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
- Level 2: valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means; and
- Level 3: valuation techniques with significant unobservable market inputs.

The Company will transfer financial instruments into or out of levels in the fair value hierarchy on the reporting date to the extent the instrument no longer satisfies the criteria for inclusion in the category in question. Level 3 valuations are prepared by the Company and reviewed and approved by management at each reporting date. Valuation results, including the appropriateness of model inputs, are compared to actual market transactions to the extent readily available. Valuations of level 3 assets are also discussed with the Audit and Risk Management Committee as deemed necessary by the Company.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported on the consolidated balance sheets if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Impairment of financial assets

Expected credit losses are a probability-weighted estimate of future credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Company in accordance with the contract and the cash flows the Company expects to receive.

Recognition of income and related expenses

The Company receives variable consideration in the form of management fees, which are allocated to distinct time periods in which the management services are being provided. Management fees are recognized when they are no longer susceptible to market factors and no longer subject to a significant reversal in revenue.

The Company may also earn variable consideration in the form of carried interest and performance fees. These fees are recognized when they are no longer susceptible to market factors or subject to significant reversal in revenue, which is determined subject to agreements with the underlying funds.

Commission income is recognized when the related services are rendered and no longer subject to a significant reversal in revenue.

Finance income, which includes co-investment income from private strategies LP units and interest income from brokerage client accounts, is recognized on an accrual basis using the effective interest method. Under the effective interest method, the interest rate realized is not necessarily the same as the stated rate in the loan or debenture documents. The effective interest rate is the rate required to discount the future value of all loan or debenture cash flows to their present value and is adjusted for the receipt of cash and non-cash items in connection with the loan.

Costs related to obtaining a contract with clients ("placement fees") are amortized on a systematic basis related to the transfer of services to those clients.

Property and equipment

Property and equipment are recorded at cost and are amortized on a declining balance basis over the expected useful life which ranges from 1 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease. Artwork is not amortized since it does not have a determinable useful life. The residual values, useful life and methods of amortization for property and equipment are reviewed at each reporting date and adjusted prospectively, if necessary. Any loss resulting from the impairment of property and equipment is expensed in the period the impairment is identified.

Intangible assets

The useful life of an intangible asset is either finite or indefinite. Intangible assets other than goodwill are recognized when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Intangible assets that are purchased are measured at the acquisition date and include the fair value of considerations transferred, and include an estimate for contingent consideration where applicable.

Intangible assets with finite lives are amortized over their useful economic life and assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value is greater than its recoverable amount. Intangible assets with finite lives are only tested for impairment if indicators of impairment exist at the time of an impairment assessment. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at each reporting date. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense and any impairment losses on intangible assets with finite lives are recognized in the consolidated statements of operations.

Intangible assets with indefinite useful lives are not amortized, but are assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value is greater than its recoverable amount. In addition to impairment indicator assessments, indefinite life intangibles must be tested annually for impairment. The indefinite life of an intangible asset is reviewed annually to determine whether the indefinite life continues to be supportable. If no longer supportable, changes in useful life from indefinite to finite are made prospectively.

Any loss resulting from the impairment of intangible assets is expensed in the period the impairment is identified. Any gain resulting from an impairment reversal of intangible assets is recognized in the period the impairment reversal is identified but cannot exceed the carrying amount that would have been determined (net of amortization and impairment) had no impairment loss been recognized for the intangible asset in prior periods.

Business combinations and goodwill

The purchase price of an acquisition accounted for under the acquisition method is allocated based on the fair values of the net identifiable assets acquired. The excess of the purchase price over the fair values of such identifiable net assets is recorded as goodwill.

Goodwill, which is measured at cost less any accumulated impairment losses, is not amortized, but rather, is assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value may be impaired. In addition to quarterly impairment indicator assessments, goodwill must be tested annually for impairment. For the purpose of impairment testing, goodwill is allocated to each of the Company's cash generating units ("CGUs") that are expected to benefit from the acquisition. The recoverable amount of a CGU is compared to its carrying value plus any goodwill allocated to the CGU. If the recoverable amount of a CGU is less than its carrying value plus allocated goodwill, an impairment charge is recognized, first against the carrying value of the goodwill, with any remaining difference being applied against the carrying value of assets contained in the impacted CGUs. Impairment losses on goodwill are recorded in the consolidated statements of operations and comprehensive income and cannot be subsequently reversed.

Income taxes

Income tax is comprised of current and deferred tax.

Income tax is recognized in the consolidated statements of operations and comprehensive income except to the extent that it relates to items recognized directly in other comprehensive income or elsewhere in equity, in which case, the related taxes are also recognized in other comprehensive income (loss) or elsewhere in equity.

Deferred taxes are recognized using the liability method for temporary differences that exist between the carrying amounts of assets and liabilities in the consolidated balance sheets and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the enacted or substantively enacted tax rates that are expected to apply when the differences related to the assets or liabilities reported for tax purposes are expected to reverse in the future. Deferred tax assets are recognized only when it is probable that sufficient taxable profits will be available or taxable temporary differences reversing in future periods against which deductible temporary differences may be utilized.

Deferred taxes liabilities are not recognized on the following temporary differences:

- Temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
- Taxable temporary differences related to investments in subsidiaries, associates or joint ventures or joint operations to the extent they are controlled by the Company and they will not reverse in the foreseeable future; and
- Taxable temporary differences arising on the initial recognition of goodwill.

The Company records a provision for uncertain tax positions if it is probable that the Company will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Company's best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management assesses they are no longer required or determined by statute.

The measurement of tax assets and liabilities requires an assessment of the potential tax consequences of items that can only be resolved through agreement with the tax authorities. While the ultimate outcome of such tax audits and discussions cannot be determined with certainty, management estimates the level of provisions required for both current and deferred taxes.

Share-based payments

The Company uses the fair value method to account for equity settled share-based payments with employees and directors. Compensation expense is determined using the Black-Scholes option valuation model for stock options.

Compensation expense for the share incentive program is determined based on the fair value of the benefit conferred on the employee. Compensation expense for deferred stock units ("DSU") is determined based on the value of the Company's common shares at the time of grant. Compensation expense for earn-out shares is determined using appropriate valuation models. Compensation expense related to the Company's Employee Profit Sharing Plan is determined based on the value of the Company's common shares purchased by the Trust as of the grant date.

Compensation expense is recognized over the vesting period with a corresponding increase to contributed surplus other than for the Company's DSUs where the corresponding increase is to liabilities. Stock options and common shares held by the Trust vest in installments which may require a graded vesting methodology to account for these share-based awards. On the exercise of stock options for shares, the contributed surplus previously recorded with respect to the exercised options and the consideration paid is credited to capital stock. On the issuance of the earn-out shares, the contributed surplus previously recorded with respect to the issued earn-out shares is credited to capital stock. On the vesting of common shares in the Trust, the contributed surplus previously recorded is credited to capital stock. On the exercise of DSUs, the liability previously recorded is credited to cash.

Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, after applying the treasury stock method to determine the dilutive impact, if any, of stock options and unvested shares purchased for the Trust. The treasury stock method determines the number of incremental common shares by assuming that the number of dilutive securities the Company has granted to employees have been issued.

Lease commitments

The Company recognizes a right-of-use asset and a lease liability as at the lease commencement date. The right-of-use asset is initially measured at cost and subsequently at cost less any accumulated depreciation and impairment. The lease liability is initially measured at the present value of future lease payments over the anticipated lease term, discounted using the Company's incremental borrowing rate. The right-of-use asset is presented in the property and equipment line of the consolidated balance sheets and the short and long-term portions of the lease liability are presented in the accounts payable and accrued liabilities line and other accrued liabilities line, respectively, of the consolidated balance sheets. The Company used the practical expedient when applying IFRS 16, *Leases* for short-term leases under 12 months and low-value assets such as IT equipment, with lease payments being expensed as they are incurred.

Reportable segments

Effective in the first quarter of this year, the brokerage segment no longer met the definition of a reportable segment under IFRS 8, Operating Segments ("IFRS 8"). Consequently, this segment was retroactively included as part of "All other segments" and all comparative balances have been restated. Please refer to Note 14 for segment information.

Contingent consideration

The acquisition of the management contracts of the North Shore Global Uranium Mining ETF ("URNM acquisition") in 2022 necessitated the recognition of contingent consideration payable for the amount payable in the future under the terms of the purchase agreement. The consideration is subject to certain financial performance conditions based on the average AUM of the fund over the two-year period from closing of the transaction. The key judgements utilized in the estimation of the contingent consideration were fund flow assumptions. The contingent consideration liability is carried at fair value and included in other accrued liabilities. The contingent consideration estimate as at the acquisition date has been included in the cost of the indefinite life intangible (see Note 7).

Foreign currency translation

Accounts in the financial statements of the Company's subsidiaries are measured using their functional currency, being the currency of the primary economic environment in which the entity operates. The Company's performance is evaluated and its liquidity is managed in Canadian dollars. Therefore, the Canadian dollar is the functional currency of the Company. The Canadian dollar is also the functional currency of all its subsidiaries, with the exception of U.S. entities, which uses the U.S. dollar as their functional currency. Accordingly, the assets and liabilities of U.S. entities are translated into Canadian dollars using the rate in effect on the date of the consolidated balance sheets. Revenue and expenses are translated at the average rate over the reporting period. Foreign currency translation gains and losses arising from the Company's translation of its net investment in U.S. entities companies, including goodwill and the identified intangible assets, are included in accumulated other comprehensive income or loss as a separate component within shareholders' equity until there has been a realized reduction in the value of the underlying investment. The Company's presentation currency is the U.S. dollar, and as such, all assets and liabilities are translated using the exchange rate as at the reporting date, while equity transactions are translated at the historical exchange rate at the date of the transaction. The statement of operations has been translated at the average exchange rate of the reporting period. Exchange differences arising on translation are presented in the accumulated other comprehensive loss line in shareholders' equity on the balance sheet.

Significant accounting judgments and estimates

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Company based its assumptions and estimates on parameters available when these financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions, volatility of underlying securities in warrant valuations and extraction recovery rates of mining projects. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Investments in other entities

IFRS 10 *Consolidated Financial Statements* ("IFRS 10") and IAS 28 *Investments in Associates and Joint Ventures* ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interests in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment, however, finite life intangibles are only tested for impairment to the extent indications of impairment exist at time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, an annual test for impairment augments the quarterly impairment indicator assessments. The recoverable amounts associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and are determined using the value-in-use method. These estimates require significant judgment regarding market growth rates, discount rates, fund flow assumptions, expected margins and costs which could affect the Company's future results if estimates of future performance and fair value change.

Contingent consideration

The acquisition of the Sprott Uranium Miners ETF in 2022 necessitated the recognition of contingent consideration for the amounts payable in cash under the terms of the purchase agreement. The consideration is subject to certain financial performance conditions based on the average AUM of the fund over the two-year period from closing of the transaction. The key judgments utilized in the estimation of the contingent consideration were fund flow and market value assumptions.

3 Short-term investments

Primarily consist of equity investments in public and private entities the Company receives as consideration during private strategies, managed equities and broker-dealer activities (in thousands $):

	Classification and measurement criteria	Dec. 31, 2023	Dec. 31, 2022
Public equities and share purchase warrants	FVTPL	754	1,863
Private holdings	FVTPL	1,478	1,485
Total short-term investments		2,232	3,348

Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

4 Co-investments

Consists of the following (in thousands $):

	Classification and measurement criteria	Dec. 31, 2023	Dec. 31, 2022
Co-investments in funds (1)	FVTPL	93,528	73,573
Total co-investments		93,528	73,573

(1) Includes investments in funds managed and previously managed by the Company

Gains and losses on co-investments are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

5 Other assets, income, expenses and non-controlling interest

Other assets

Consist of the following (in thousands $):

	Dec. 31, 2023	Dec. 31, 2022
Assets attributable to non-controlling interest	15,439	11,301
Fund recoveries and investment receivables	6,658	4,617
Advance on unrealized carried interest	4,517	4,454
Prepaid expenses	4,017	3,741
Other[1]	3,744	2,103
Digital gold strategies[2]	3,412	3,778
Total other assets	37,787	29,994

(1) Includes miscellaneous third-party receivables.

(2) Digital gold strategies are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

Other income

Consist of the following (in thousands $):

	For the years ended	
	Dec. 31, 2023	Dec. 31, 2022
Realization of a previously unrecorded contingent asset [1]	18,588	—
Investment income [2]	3,691	1,672
Income attributable to non-controlling interest	(934)	(522)
Total other income	21,345	1,150

(1) In the second quarter, the Company received shares on the realization of an unrecorded contingent asset from a historical acquisition. The Company has no further obligation with respect to these shares.

(2) Primarily includes miscellaneous investment fund income, syndication and trailer fee income.

Other expenses

Consist of the following (in thousands $):

	For the years ended	
	Dec. 31, 2023	Dec. 31, 2022
Costs related to the exit of non-core businesses [1]	5,142	—
Other [2]	3,894	5,537
Foreign exchange (gain) loss	3,212	4,654
Total other expenses	12,248	10,191

(1) During the year, the Company exited its Canadian broker-dealer and its non-core asset management business that was domiciled in Korea.

(2) Includes net income (loss) attributable to non-controlling interest of ($0.9) million for the year ended December 31, 2023 (year ended December 31, 2022 - ($0.5) million) as well as non-recurring professional fees and new fund start-up costs.

Non-controlling interest assets and liabilities

Non-controlling interest consists of third-party interest in the Company's co-investments. The following table provides a summary of amounts attributable to this non-controlling interest (in thousands $):

	Dec. 31, 2023	Dec. 31, 2022
Assets	15,439	11,301
Liabilities - current[1]	(133)	(211)
Liabilities - long-term[1]	(15,306)	(11,090)

[1] Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

6 Property and equipment

Consist of the following (in thousands $):

	Artwork	Furniture and fixtures	Computer hardware and software	Leasehold improvements	Right of use assets	Total
Cost						
At Dec. 31, 2021	7,573	2,981	3,036	6,026	12,890	32,506
Additions	—	2	126	—	—	128
Net exchange differences	(484)	(160)	(160)	(372)	(531)	(1,707)
At Dec. 31, 2022	7,089	2,823	3,002	5,654	12,359	30,927
Additions	—	154	224	1,157	1,574	3,109
Disposals	—	(591)	(189)	(413)	(2,684)	(3,877)
Net exchange differences	170	404	59	123	86	842
At Dec. 31, 2023	7,259	2,790	3,096	6,521	11,335	31,001
Accumulated depreciation						
At Dec. 31, 2021	—	(2,579)	(2,882)	(4,570)	(5,996)	(16,027)
Depreciation charge for the year	—	(98)	(93)	(522)	(2,642)	(3,355)
Net exchange differences	—	164	153	278	356	951
At Dec. 31, 2022	—	(2,513)	(2,822)	(4,814)	(8,282)	(18,431)
Depreciation charge for the year	—	(141)	(68)	(521)	(2,113)	(2,843)
Disposals	—	399	181	201	994	1,775
Net exchange differences	—	(251)	(116)	(134)	(145)	(646)
At Dec. 31, 2023	—	(2,506)	(2,825)	(5,268)	(9,546)	(20,145)
Net book value at:						
Dec. 31, 2022	7,089	310	180	840	4,077	12,496
Dec. 31, 2023	7,259	284	271	1,253	1,789	10,856

7 Goodwill and intangible assets

Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Fund management contracts (finite life)	Total
Cost				
At Dec. 31, 2021	132,251	160,973	36,587	329,811
Additions	—	20,410	—	20,410
Transfers	—	9,088	(9,088)	—
Net exchange differences	—	(11,858)	—	(11,858)
At Dec. 31, 2022	132,251	178,613	27,499	338,363
Net exchange differences	—	4,289	—	4,289
At Dec. 31, 2023	132,251	182,902	27,499	342,652
Accumulated amortization				
At Dec. 31, 2021	(113,102)	—	(27,499)	(140,601)
Amortization charge for the year	—	—	—	—
At Dec. 31, 2022	(113,102)	—	(27,499)	(140,601)
Amortization charge for the year	—	—	—	—
At Dec. 31, 2023	(113,102)	—	(27,499)	(140,601)
Net book value at:				
At Dec. 31, 2022	19,149	178,613	—	197,762
At Dec. 31, 2023	19,149	182,902	—	202,051

Goodwill

The Company has identified 5 cash generating units ("CGU") as follows:

- Exchange listed products
- Managed equities
- Private strategies
- Brokerage
- Corporate

As at December 31, 2023, the Company had allocated $19.1 million (December 31, 2022 - $19.1 million) of goodwill between the exchange listed products CGU ($17.9 million) and the managed equities CGU ($1.2 million). Goodwill was allocated on a relative value approach basis.

Indefinite life fund management contracts

As at December 31, 2023, the Company had indefinite life intangibles related to fund management contracts of $182.9 million (December 31, 2022 - $178.6 million). These contracts are held within the exchange listed products and managed equities CGUs.

Impairment assessment of goodwill and indefinite life fund management contracts

In the normal course, goodwill and indefinite life fund management contracts are tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. As part of the Company's annual impairment testing process, the recoverable amounts associated with goodwill and indefinite life fund management contracts are calculated based on a five year value-in-use model with a terminal multiple. The value-in-use model estimates future earnings based on: (1) external pricing estimates for commodities (gold, silver and uranium), (2) analyst price forecasts for the underlying equity indices; and (3) fund flow assumptions based on historical experience. These inputs are used to estimate future cash flows which are discounted at 9.25% and compared to the CGUs and the intangible assets carrying value. During the annual impairment testing process, there was no impairment in either the exchange listed products or the managed equities CGUs.

8 Shareholders' equity

Capital stock and contributed surplus

The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)
At Dec. 31, 2021	24,991,620	417,425
Shares acquired for equity incentive plan	(180,594)	(6,948)
Shares issued on exercise of stock options	115,102	1,807
Shares released on vesting of equity incentive plan	324,568	12,867
Shares issued on vesting of RSUs	80,345	2,210
Shares issued to purchase management contracts	72,464	4,000
Shares acquired and canceled under normal course issuer bid	(81,538)	(3,036)
Shares issued under dividend reinvestment program	3,927	150
At Dec. 31, 2022	25,325,894	428,475
Shares acquired for equity incentive plan	(154,131)	(5,252)
Shares released on vesting of equity incentive plan	331,672	14,247
Shares acquired and canceled under normal course issuer bid	(126,353)	(4,157)
Shares issued on vesting of RSUs	31,680	1,402
Shares issued under dividend reinvestment program	1,389	49
At Dec. 31, 2023	25,410,151	434,764

Contributed surplus consists of stock option expense, earn-out shares expense, equity incentive plans' expense, and additional purchase consideration.

	Stated value (in thousands $)
At Dec. 31, 2021	35,357
Shares issued on exercise of stock options	(680)
Shares released on vesting of equity incentive plan	(12,867)
Stock-based compensation	17,041
Released on vesting of RSUs	(5,135)
At Dec. 31, 2022	33,716
Shares released on vesting of equity incentive plan	(14,247)
Released on vesting of RSUs	(4,599)
Stock-based compensation	20,411
At Dec. 31, 2023	35,281

Stock option plan

The Company has an option plan (the "Plan") intended to provide incentives to directors, officers and employees of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options typically vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.

There were no stock options issued during the year ended December 31, 2023 (year ended December 31, 2022 - Nil). There were no stock options exercised during the year ended December 31, 2023 (year ended December 31, 2022 - 150,000).

For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.

As at December 31, 2023, there are 12,500 options outstanding (December 31, 2022 - 12,500) with a weighted average exercise price of CAD$27.30 and 2.4 years remaining on their contractual life.

Equity incentive plan

For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; and (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.

There were 63,128 RSUs granted during the year ended December 31, 2023 (year ended December 31, 2022 - 372,000).

	Number of common shares
Unvested common shares held by the Trust, Dec. 31, 2021	774,405
Acquired	180,594
Released on vesting	(324,568)
Unvested common shares held by the Trust, Dec. 31, 2022	630,431
Acquired	154,131
Released on vesting	(331,672)
Unvested common shares held by the Trust, Dec. 31, 2023	452,890

Included in the compensation line of the consolidated statements of operations and comprehensive income is $20.4 million of stock-based compensation for the year ended December 31, 2023 (year ended December 31, 2022 - $17 million).

Basic and diluted earnings per share

The following table presents the calculation of basic and diluted earnings per common share:

	For the years ended	
	Dec. 31, 2023	Dec. 31, 2022
Numerator (in thousands $):		
Net income - basic and diluted	41,799	17,632
Denominator (number of shares in thousands):		
Weighted average number of common shares	25,892	25,923
Weighted average number of unvested shares purchased by the Trust	(662)	(857)
Weighted average number of common shares - basic	25,230	25,066
Weighted average number of dilutive stock options	13	13
Weighted average number of unvested shares under EIP	827	1,107
Weighted average number of common shares - diluted	26,070	26,186
Net income per common share		
Basic	1.66	0.70
Diluted	1.60	0.67

Capital management

The Company's objectives when managing capital are:

- to meet regulatory requirements and other contractual obligations;
- to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns to shareholders;
- to provide financial flexibility to fund possible acquisitions;
- to provide adequate seed capital for the Company's new product offerings; and
- to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.

The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC") and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. SAM US and RCIC are also registered with the SEC. As at December 31, 2023 and 2022, all entities were in compliance with their respective capital requirements.

9 Income taxes

The major components of income tax expense are as follows (in thousands $):

	For the years ended	
	Dec. 31, 2023	Dec. 31, 2022
Current income tax expense		
Based on taxable income of the current period	8,060	8,096
Adjustments in respect to previous years	(570)	(649)
Total current income tax expense	7,490	7,447
Deferred income tax expense (recovery)		
Origination and reversal of temporary differences	1,148	(187)
Adjustments in respect to previous years	(146)	187
Total deferred income tax expense (recovery)	1,002	—
Income tax expense reported in the consolidated statements of operations	8,492	7,447

Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the years ended	
	Dec. 31, 2023	Dec. 31, 2022
Income before income taxes	50,291	25,079
Tax calculated at domestic tax rates applicable to profits in the respective countries	13,408	6,679
Tax effects of:		
Non-deductible stock-based compensation	71	(21)
Non-taxable capital (gains) and losses	(3,377)	884
Adjustments in respect to previous years	(716)	(462)
Temporary differences not currently utilized and (not benefited previously)	(981)	318
Rate differences and other	87	49
Tax charge	8,492	7,447

The weighted average statutory tax rate was 26.7% (December 31, 2022 - 26.6%). The Company has $1.8 million (December 31, 2022 - $1.1 million) of capital losses from prior years that will begin to expire in 2024. The benefit of these capital losses has not been recognized.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the year ended December 31, 2023

	Dec. 31, 2022	Recognized in income	Exchange rate differences	Dec. 31, 2023
Deferred income tax assets				
Stock-based compensation	5,768	1,090	160	7,018
Non-capital and capital losses	1,324	2,742	113	4,179
Other	614	(27)	4	591
Total deferred income tax assets	7,706	3,805	277	11,788
Deferred income tax liabilities				
Fund management contracts	14,796	1,445	598	16,839
Unrealized gains (losses)	(2,249)	3,197	10	958
Advance on unrealized carried interest	1,180	(12)	28	1,196
Fixed assets and other	523	177	(151)	549
Total deferred income tax liabilities	14,250	4,807	485	19,542
Net deferred income tax assets (liabilities) (1)	(6,544)	(1,002)	(208)	(7,754)

For the year ended December 31, 2022

	Dec. 31, 2021	Recognized in income	Exchange rate differences	Dec. 31, 2022
Deferred income tax assets				
Stock-based compensation	4,177	1,928	(337)	5,768
Non-capital and capital losses	1,061	344	(81)	1,324
Other	1,007	(635)	242	614
Total deferred income tax assets	6,245	1,637	(176)	7,706
Deferred income tax liabilities				
Fund management contracts	13,732	2,231	(1,167)	14,796
Unrealized gains (losses)	(978)	(1,337)	66	(2,249)
Advance on unrealized carried interest	—	1,231	(51)	1,180
Fixed assets and other	519	(488)	492	523
Total deferred income tax liabilities	13,273	1,637	(660)	14,250
Net deferred income tax assets (liabilities) (1)	(7,028)	—	484	(6,544)

(1) Deferred tax assets of $3.1 million (December 31, 2022 - $1.7 million) and deferred tax liabilities of $10.8 million (December 31, 2022- $8.2 million) are presented on the balance sheet net by legal jurisdiction.

10 Fair value measurements

The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at December 31, 2023 and December 31, 2022 (in thousands $).

Short-term investments

Dec. 31, 2023	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	708	44	2	754
Private holdings	—	—	1,478	1,478
Total recurring fair value measurements	708	44	1,480	2,232

Dec. 31, 2022	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	1,012	804	47	1,863
Private holdings	—	—	1,485	1,485
Total recurring fair value measurements	1,012	804	1,532	3,348

Co-investments

Dec. 31, 2023	Level 1	Level 2	Level 3	Total
Co-investments (1)	15,357	78,171	—	93,528
Total recurring fair value measurements	15,357	78,171	—	93,528

Dec. 31, 2022	Level 1	Level 2	Level 3	Total
Co-investments (1)	10,279	63,294	—	73,573
Total recurring fair value measurements	10,279	63,294	—	73,573

(1) Co-investments also include investments made in funds which the Company consolidates that directly hold publicly traded equities or precious metals.

Other assets

Dec. 31, 2023	Level 1	Level 2	Level 3	Total
Digital gold strategies	—	—	3,412	3,412
Assets attributable to non-controlling interest	1,706	13,733	—	15,439
Total recurring fair value measurements	1,706	13,733	3,412	18,851

Dec. 31, 2022	Level 1	Level 2	Level 3	Total
Digital gold strategies	—	—	3,778	3,778
Assets attributable to non-controlling interest	3,248	8,053	—	11,301
Total recurring fair value measurements	3,248	8,053	3,778	15,079

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):

Short-term investments

	Changes in the fair value of Level 3 measurements - Dec. 31, 2023				
	Dec. 31, 2022	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2023
Share purchase warrants	47	48	(37)	(56)	2
Private holdings	1,485	—	—	(7)	1,478
Total	1,532	48	(37)	(63)	1,480

	Changes in the fair value of Level 3 measurements - Dec. 31, 2022				
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2022
Share purchase warrants	135	(44)	—	(44)	47
Private holdings	2,020	—	—	(535)	1,485
Total	2,155	(44)	—	(579)	1,532

Other assets

	Changes in the fair value of Level 3 measurements - Dec. 31, 2023				
	Dec. 31, 2022	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2023
Digital gold strategies	3,778	—	—	(366)	3,412
Total	3,778	—	—	(366)	3,412

	Changes in the fair value of Level 3 measurements - Dec. 31, 2022				
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2022
Digital gold strategies	7,060	—	—	(3,282)	3,778
Total	7,060	—	—	(3,282)	3,778

During the year ended December 31, 2023, the Company transferred public equities of $0.1 million (December 31, 2022 - $0.8 million) from Level 2 to Level 1 within the fair value hierarchy.

The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities, precious metals and share purchase warrants	Fair values are determined using publicly available prices or pricing models which incorporate all available market-observable inputs.
Alternative funds and private equity funds	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings (including digital gold strategies)	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company's Level 3 securities consist of private holdings and share purchase warrants. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include gray market financing prices, volatility and discount rates. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.2 million (December 31, 2022 - $0.3 million).

Financial instruments not carried at fair value

The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities and compensation payable represent a reasonable approximation of fair value.

11 Related party transactions

The remuneration of directors and other key management personnel of the Company for employment services rendered are as follows (in thousands $):

	For the years ended	
	Dec. 31, 2023	Dec. 31, 2022
Fixed salaries and benefits	4,655	4,998
Variable incentive-based compensation	6,139	7,913
Share-based compensation	9,915	11,881
	20,709	24,792

The DSU plan for independent directors of the Company vests annually over a three-year period and may only be settled in cash upon retirement. DSUs issued in lieu of directors' fees and dividends vest immediately. There were 15,782 DSUs issued during the year (December 31, 2022 - 16,820).

In the second quarter of the year, the Company completed the sale of its Canadian broker-dealer to its former management team. The net assets of the Canadian broker-dealer at the time of the transaction were $6.3 million. In the third quarter, the Company completed the sale of its non-core asset management business in Korea to its management teams. The total charge taken on the exit of Korea was $3.6 million, the majority of which pertains to its historical book value. Details of the transactions can be found in Note 5.

12 Dividends

The following dividends were declared by the Company during the year ended December 31, 2023:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
November 13, 2023 - Regular dividend Q3 2023	November 28, 2023	$0.25	6,458
August 21, 2023 - Regular dividend Q2 2023	September 5, 2023	$0.25	6,467
May 15, 2023 - Regular dividend Q1 2023	May 30, 2023	$0.25	6,482
March 6, 2023 - Regular dividend Q4 2022	March 21, 2023	$0.25	6,489
Dividends declared in 2023 [1]			25,896

[1] Subsequent to year end, on February 20, 2024, a regular dividend of $0.25 per common share was declared for the quarter ended December 31, 2023. This dividend is payable on March 19, 2024 to shareholders of record at the close of business on March 4, 2024.

13 Risk management activities

The Company's exposure to market, credit, liquidity and concentration are described below:

Market risk

Market risk refers to the risk that a change in the level of one or more of market prices, interest rates, foreign exchange rates, indices, volatilities, correlations or other market factors, such as liquidity, will result in a change in the fair value of an asset. The Company's financial instruments are classified as FVTPL. Therefore, certain changes in fair value or permanent impairment, if any, affect reported earnings as they occur. The maximum risk resulting from financial instruments is determined by the fair value of the financial instruments. The Company manages market risk through regular monitoring of its investments and co-investments. The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.

Price risk

Price risk arises from the possibility that changes in the price of the Company's investments and co-investments will result in changes in carrying value. If the market values of investments and co-investments classified as FVTPL increased or decreased by 5%, with all other variables held constant, this would have resulted in an increase or decrease in net income before tax of approximately $5 million for the year (December 31, 2022 - $4 million). For more details about the Company's investments and co-investments, refer to Note 3, Note 4 and Note 5.

The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are all correlated with assets under management, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by SAM, SRLC, SRSR, SAM US and RCIC.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial assets and liabilities. The Company’s earnings, particularly through its co-investment in private strategies LPs and outstanding balance on the Company's line of credit, are exposed to volatility as a result of sudden changes in interest rates.

As at December 31, 2023, the Company had no fixed income securities (December 31, 2022 - $Nil).

Foreign currency risk

Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows when translating those balances into the Company's functional currency, Canadian dollars. The Company's primary foreign currency is the U.S. dollar. The Company may employ certain hedging strategies to mitigate foreign currency risk.

The US entities assets are all denominated in U.S. dollars with their translation impact being reported as part of other comprehensive income in the financial statements. Excluding the impact of the US entities, as at December 31, 2023, approximately $73.2 million (December 31, 2022 - $55.2 million) of total Canadian assets were invested in proprietary investments priced in U.S. dollars. A total of $9.7 million (December 31, 2022 - $12.9 million) of cash, $6.8 million (December 31, 2022 -$4 million) of accounts receivable and $8.2 million (December 31, 2022 - $5.4 million) of other assets were denominated in USD. As at December 31, 2023, if the exchange rate between the U.S. dollar and the Canadian dollar increased or decreased by 5%, with all other variables held constant, the increase or decrease in net income would have been approximately $4.9 million for the year (December 31, 2022 - $3.9 million).

Credit risk

Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result.

Loans receivable

The Company incurs credit risk indirectly through co-investments made in the private strategies LPs managed by SRLC and SRSR. During the loan origination process, management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

- emphasis on first priority and/or secured financings;
- the investigation of the creditworthiness of borrowers;
- the employment of qualified and experienced loan professionals;
- a review of the sufficiency of the borrower's business plans including plans that will enhance the value of the underlying security;
- frequent and documented status updates provided on business plans;
- engagement of qualified independent advisors (e.g. lawyers, engineers and geologists) to protect the Company's interests; and
- legal reviews that are performed to ensure that all due diligence requirements are met prior to funding.

The Company may syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower or comply with loan exposure maximums. The Company reviews its policies regarding its lending limits on an ongoing basis.

Investments

The Company incurs credit risk when entering into, settling and financing various proprietary transactions. As at December 31, 2023 and 2022, the Company's most significant proprietary investments counterparty was Royal Bank of Canada ("RBC") which acts as a custodian for most of the Company's proprietary investments. RBC is registered as an investment dealer subject to regulation by the Canadian Investment Regulatory Organization; and as a result, it is required to maintain minimum levels of regulatory capital at all times.

Other

The majority of accounts receivable relate to management, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. Credit risk is managed in this regard by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.

The US entities incur credit risk when entering into, settling and financing various proprietary transactions. As at December 31, 2023 and 2022, the US entities' most significant counterparty was RBC Capital Markets, LLC ("RBCCM"), the carrying broker of SGRIL and custodian of the net assets of the funds managed by RCIC and SAM US. RBCCM is registered as a broker-dealer and registered investment advisor subject to regulation by FINRA and the SEC; as a result, it is required to maintain minimal levels of regulatory capital at all times.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due.

The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $75 million committed line of credit with a major Canadian Schedule I bank. As at December 31, 2023, the Company had $20.7 million or 5% (December 31, 2022 - $51.7 million or 13%) of its total assets in cash and cash equivalents. In addition, approximately $39.7 million or 40% (December 31, 2022 - $32 million or 40%) of proprietary investments held by the Company are readily marketable and are recorded at their fair value.

The Company's exposure to liquidity risk as it relates to its' co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting. As at December 31, 2023, the Company had $5.9 million in co-investment commitments from the private strategies segment (December 31, 2022 - $6.1 million). Financial liabilities, including accounts payable and accrued liabilities and compensation and employee bonuses payable, are short-term in nature and are generally due within a year.

The following are the remaining contractual maturities of financial liabilities as at December 31, 2023 (in thousands $):

Contractual obligations	Carrying Amount	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating accounts payable	11,749	11,749	—	—	—
Compensation payable	7,822	7,822	—	—	—
Contingent consideration on URNM acquisition	4,470	4,470	—	—	—
Lease obligation	2,096	765	1,244	87	—
Loan facility	24,237	—	—	24,237	—
Total contractual obligations	50,374	24,806	1,244	24,324	—

The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis. To meet any liquidity shortfalls, actions taken by the Company could include: drawing on the line of credit; liquidating investments and co-investments and/or issuing common shares.

Concentration risk

The majority of the Company's AUM, as well as its investments and co-investments are focused on the natural resource sector, and in particular, precious metals and critical materials.

14 Segmented information

For management purposes, the Company is organized into business units based on its products, services and geographical locations and has four reportable segments as follows:

- **Exchange listed products** (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;
- **Managed equities** (reportable), which provides management services to the Company's alternative investment strategies managed in-house and on a sub-advisory basis;
- **Private strategies** (reportable), which provides lending and streaming activities through limited partnership vehicles;
- **Corporate** (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries; and
- **All other segments** (non-reportable), which do not meet the definition of reportable segments per IFRS 8.

Effective in the first quarter of this year, the brokerage segment no longer met the definition of a reportable segment. Consequently, this segment was retroactively included as part of "All other segments".

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on investments (as if such gains and losses had not occurred), other (income) and expenses, amortization of stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).

Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.

Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

The following tables present the operations of the Company's segments (in thousands $):

For the year ended December 31, 2023

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	103,301	30,180	28,183	(198)	7,555	169,021
Total expenses	29,306	26,222	15,604	33,776	13,822	118,730
Income (loss) before income taxes	73,995	3,958	12,579	(33,974)	(6,267)	50,291
Adjusted base EBITDA	62,303	7,756	12,361	(11,047)	514	71,887

For the year ended December 31, 2022

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	76,819	29,710	16,984	(3,288)	24,957	145,182
Total expenses	27,221	25,634	12,400	31,246	23,602	120,103
Income (loss) before income taxes	49,598	4,076	4,584	(34,534)	1,355	25,079
Adjusted base EBITDA	56,948	9,932	9,207	(10,518)	5,433	71,002

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the years ended	
	Dec. 31, 2023	Dec. 31, 2022
Canada	154,941	130,397
United States	14,080	14,785
	169,021	145,182

15 Loan facility

As at December 31, 2023, the Company had $24.2 million (December 31, 2022 - $54.4 million) outstanding on its credit facility, all of which is due on August 8, 2028. The decrease in the year was due to the repayment of $30.2 million of the loan facility. As at December 31, 2023, the Company was in compliance with all covenants, terms and conditions under the credit facility.

The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers' acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans.

Key terms under the current credit facility are noted below:

Structure

- 5-year, $75 million revolver with "bullet maturity" August 8, 2028

Interest rate

- U.S. prime rate + 105 bps; or
- Canadian prime rate + 55 bps;

Covenant terms

- Minimum AUM: CAD$15.4 billion;
- Debt to EBITDA less than or equal to 2.5:1; and
- EBITDA to interest expense more than or equal to 2.5:1

16 Commitments and provisions

The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at December 31, 2023, the Company had $4 million in co-investment commitments in private strategies LPs due within one year (December 31, 2022 - $5.7 million), and $1.9 million due after 12 months (December 31, 2022 - $0.4 million). During the year, the Company signed a new lease for its existing Toronto office location that is set to commence on January 1, 2024.

.

Corporate Information

Head Office
Sprott Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, Ontario M5J 2J1, Canada
T: 416.943.8099
1.855.943.8099

Directors & Officers
Ronald Dewhurst, Chairman
Graham Birch, Director
Barbara Connolly Keady, Director
Catherine Raw, Director
Judith W. O'Connell, Director
Whitney George, Chief Executive Officer and Director
Kevin Hibbert, FCPA, FCA, Chief Financial Officer
Arthur Einav, Corporate Secretary

US Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, NY 10004-1561
212.509.4000
continentalstock.com

Canadian Transfer Agent and Registrar
TMX Equity Transfer Services
200 University Avenue, Suite 300
Toronto, Ontario M5H 4H1
Toll Free: 1.866.393.4891
www.tmxequitytransferservices.com

Legal Counsel
Stikeman Elliot LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Auditors
KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, Ontario M5H 2S5

Investor Relations
Shareholder requests may be directed to Investor Relations by e-mail at ir@sprott.com or via telephone at 416.943.8099 or toll free at 1.855.943.8099

Stock Information
Sprott Inc. common shares are traded on the New York Stock Exchange and Toronto Stock Exchange under the symbol "SII"

Annual General Meeting
Wednesday, May 8, 2024 at 12pm

Sprott

Sprott

sprott.com